



02057796

NO ACT
PE 7-13-02
0-18225

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

September 19, 2002

Ronald B. Moskovitz
Brobeck, Phleger & Harrison LLP
One Market
Spear Street Tower
San Francisco, California 94105

Act 1934
Section 14A-8
Rule
Public Availability 9-19-2002

Re: Cisco Systems, Inc.
Incoming letter dated July 13, 2002

Dear Mr. Moskovitz:

This is in response to your letters dated July 13, 2002 and August 31, 2002 concerning the shareholder proposal submitted to Cisco by Ms. Ann Lau. We also have received letters from the proponent dated August 8, 2002 and August 22, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Ms. Ann Lau
2405 Grand Summit Rd.
Torrance, CA 90505

CR

RECEIVED
2002 JUL 15 PM 2:55
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Brobeck
ATTORNEYS AT LAW
Brobeck, Phleger & Harrison LLP
One Market
Spear Street Tower
San Francisco, California 94105
DIRECT 415.442.1134
FAX 415.442.1010
rmoskovitz@brobeck.com
www.brobeck.com

July 13, 2002

Via Federal Express

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cisco Systems, Inc.
Shareholder Proposal Submitted by Ann Lau
Rule 14a-8/Securities Exchange Act of 1934

Ladies and Gentlemen:

Cisco Systems, Inc., a California corporation ("Cisco"), has received a shareholder proposal and supporting statement (a copy of which is attached as Exhibit A, the "Proposal") from Ann Lau (the "Proponent") for inclusion in the proxy materials to be distributed in connection with Cisco's 2002 Annual Meeting of Shareholders (the "Proxy Materials"). In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Cisco hereby notifies you of its intention to omit the Proposal from the Proxy Materials for the reasons set forth below. Cisco hereby respectfully requests that the Staff of the Division of Corporate Finance not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if Cisco omits the Proposal from the Proxy Materials.

In accordance with Rule 14a-8(j)(2), five additional copies of this letter and its attachments, including the Proposal, are enclosed. By copy of this letter and its attachments, Cisco is notifying the Proponent of its intention to omit the proposal from the Proxy Materials.

A. The Proposal

The Proponent proposes that Cisco "prepare a report to the stockholders every fiscal year (beginning with 2003) which describes the capabilities of Cisco hardware and software that is sold, leased, licensed, or otherwise provided to any government agency [OR STATE- OWNED COMMUNICATIONS/INFORMATION TECHNOLOGY ENTIT(IES)] in any country (a) which allows monitoring [INTERCEPTION, KEYWORD SEARCHES,] and/or recording of internet traffic, or (b) which acts as a firewall by which selected internet traffic is prevented from

reaching its addressee outside the country of origin or by which downloading of information from selected sites outside the country of origin is prevented. Such report shall identify the countries to whose government agency(ies) [OR STATE-OWNED COMMUNICATIONS/INFORMATION TECHNOLOGY ENTIT(IES)] Cisco has provided products and the capabilities of such products. The first report shall detail all of the cumulative provisions of products from 1995 to the date of the report." (Brackets, all caps and alternate language in original)

B. Statement of Reasons to Exclude the Proposal

Subject to the concurrence of the Commission, Cisco intends to omit the Proposal from the Proxy Materials. Cisco believes that the Proposal may be omitted from the proxy statement under Rule 14a-8(i) because: (1) the Proposal makes false, unsupported and misleading statements; (2) the Proposal would interfere with Cisco's ordinary business operations; (3) the Proposal is vague and indefinite and, therefore, misleading; and (4) the Proposal, when read in the light of the supporting statements, does not meet the relevance threshold described in Rule 14a-8(i)(5).

1. The Proposal Makes False, Unsupported and Misleading Statements.

A Proposal may be omitted from the proxy solicitation materials under Rule 14a-8(i)(3) if the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which specifically prohibits materially false or misleading statements in proxy solicitation materials. The Note to Rule 14a-9 states that misleading materials include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The Proponent's supporting statements about Cisco are false, misleading and vague. In particular, the Proposal states that

"Cisco has provided outstanding support to the Peoples Republic of China in attaining such objectives[1] *as evidenced by the following:*

---

[1] The supporting statement of the Proposal states the following: *"One of the countries which has used technology effectively to monitor their citizens is the Peoples Republic of China. The objectives of PRC are:*

- *To prevent citizens of the PRC from accessing certain political and/or religious information sites.*

- *Cisco has developed a router device, integrator, and firewall box specially designed for the PRC government's objectives and their telecom monopoly, China Telecom. At present, nearly every PRC firewall has Cisco routers.*

- *Cisco China has stated that they have the capability to search information packets traveling through the Internet;*

- *Cisco China has stated that they are under the direct scrutiny of State Security, the Public Security Bureau, and the People's Liberation Army (PLA). Because arrests of dissidents using the web has increased exponentially over the past several years, there is legitimate concern that Cisco may be allowing the PRC government agencies to access Cisco's search capabilities;*

- *Cisco's "firewall boxes" have effectively created a "PRC Intranet," which can shut down access to the PRC's five pipelines to the outside world and prevent their citizens from accessing outside information."*

This portion of the Proposal contains numerous false statements. Furthermore, when read with the alleged objectives of the Peoples Republic of China's ("PRC"), the statement implies that Cisco, by supply of its products, has directly supported the PRC in achieving its alleged objectives and insinuates that Cisco has actively assisted in oppressing the citizens of the PRC. As affirmed in a statement it delivered to the United States China Security Review Commission (www.uscc.gov) dated May 31 and July 2 of 2002 (copy attached as Exhibit B), Cisco has not specially designed any products whatsoever for the government of the PRC to block or filter content. The products Cisco sells in the PRC are the same products it sells worldwide. Furthermore, Cisco does not supply any encryption source code or encryption design technology to the government of the PRC or any other government that would allow them to redesign or modify the functionality of Cisco's products. Therefore, this statement is excludable under Rule 14a-9 and Rule 14a-8(i)(3) because it impugns the character, integrity and reputation of Cisco by implying complicity or improper conduct on the part of Cisco without factual foundation.

- *To monitor citizens of PRC discussions of certain political and/or religious topics, especially through e-mail.*

- *To block or delay the transmission of information, or e-mail that the government disapproves of.*

- *To inhibit the growth of unauthorized internet discussion groups."*

With respect to the first bullet point above, the first sentence is false. As stated above, the products Cisco sells to its Chinese customers are the same products sold worldwide. In fact, Cisco sells firewall and other network management products with functionality that is widely available from other vendors and that performs many important functions for customers and for the operation of the Internet. Cisco's customers (governmental and private), not Cisco, determine the specific uses for the identical capabilities of these products. Cisco has not developed any products specifically for the PRC government's alleged objectives.

With respect to the second bullet point above ("Cisco China has stated that they have the capability to search information packets travelling through the Internet"), the implication of the statement that this capability equates to some form of wrongdoing on the part of Cisco. This is both false and misleading. As stated above, Cisco does sell firewall and other network management products with functionality that is widely available from other vendors and that performs many important functions for its customers and for the operation of the Internet. These technologies address important user protection and network management functions, including, among other things, blocking viruses from infecting a network, preventing a hacker from stealing credit card numbers, protecting access to confidential medical information, and helping an Internet service provider administer billing and manage its network more efficiently for its customers. The customer, not Cisco, determines the specific uses for the products sold. Cisco's policies include strict compliance with United States export control laws which incorporate the foreign policy objectives of the United States and include express controls on export of certain products to the PRC. This inflammatory statement directly impugns the character, integrity and reputation of Cisco by implying improper conduct without any factual foundation.

With respect to the third bullet point above regarding Cisco being under the "direct scrutiny" of the government agencies of the PRC, the Proponent's statement is misleading under Rule 14a-9 as it directly impugns the character, integrity and reputation of Cisco by implying that Cisco is actively involved with the PRC in its alleged efforts to oppress the citizens of the PRC. Cisco, like all other domestic and foreign vendors of firewall and intrusion detection equipment, must have such products tested and approved for sale in the Chinese market by the PRC's Public Security Ministry. Based upon Cisco's experience, the Public Security Ministry tests for functionality and performance to establish that the product does what the vendor claims the product will do. In Cisco's experience, and as affirmed by Cisco to the United States China Security Review Commission, the Public Security Ministry's testing standard for firewalls is functionally equivalent to the U.S. government's testing standard. Furthermore, Cisco does not report to any authorities in the PRC regarding the use of Cisco's products by end users nor does it provide the agencies of the government of the PRC with access to any product features or capabilities that are not available to users of its products worldwide. The Proponent's suggestion that Cisco is actively involved in efforts to oppress citizens of the PRC makes the above statement misleading under Rule 14a-9.

With respect to the fourth bullet point above regarding Cisco's firewall products creating a "PRC Intranet", this statement is misleading and implies improper conduct by Cisco without factual support. As previously stated, Cisco does sell firewall and other network management products with functionality that is widely available from other vendors and that performs many important functions for our customers and for the operation of the Internet. These technologies address important user protection and network management functions. Specifically, they can perform such actions as blocking viruses from infecting a network, preventing a hacker from stealing credit card numbers, controlling access to confidential medical information, helping an Internet service provider administer billing and manage its network more efficiently for their customers, and allowing a public library to block young children's access to pornography web sites. While Cisco's products have a range of functions that can be implemented, Cisco's customers, not Cisco, determine the specific uses for the products. To suggest that Cisco had some control on the end use of its firewall boxes by end users in the PRC (or anywhere else, for that matter) is not only false, but indirectly implies misconduct on the part of Cisco, making the statement misleading under Rule 14a-9. Further, the suggestion that Cisco is actively involved with the PRC in creating a "PRC Intranet" that is directed at oppressing the citizens of PRC is untrue and directly impugns the character, integrity and reputation of Cisco without any factual foundation.

The Commission has stated that it would not object to the exclusion of a false or misleading proposal unless certain statements are deleted, factually supported, or recast as the Proponent's opinion. See e.g., General Motors Corporation (April 10, 2000). Here, the Proposal makes a number of false and misleading statements which, even if couched as opinions, are still presented as inflammatory and categorical statements of fact for which the Proponent cannot and does not provide any factual support. In Kiddie Products, Inc. (February 9, 1989), the Commission stated that it was proper to omit parts of a supporting statement when "it states as fact a matter which appear[s] to be a subjective conclusion of the proponent." Cisco believes the defects in the supporting statement to be so pervasive that Rule 14a-8(i)(3) justifies omission of the Proposal in its entirety so as to avoid misleading and confusing Cisco's shareholders. Accordingly, Cisco intends to exclude the preceding statements under Rule 14a-8(i)(3). However, if the Proposal cannot be omitted, Cisco requests that the Commission instruct the Proponent to delete the false and misleading statements from it. See General Motors Corporation (April 10, 2000) (March 29, 2001); Southwest Airlines Co. (March 13, 2001).

The false statements set forth above are preceded by the following statement:

"Government monitoring and control of internet content is a threat to freedom of speech for all other worldwide internet users. The damage is not just in those countries whose governments are using sophisticated technologies to impose such monitoring and control, but all people in all countries."

By juxtaposing these statements the Proponent falsely implies that Cisco is acting to undermine freedom of speech on the Internet. This false implication impugns the character, integrity and reputation of Cisco and indirectly alleges improper conduct by Cisco, without factual foundation. Therefore, Cisco intends to exclude the immediately preceding statement pursuant to Rule 14a-8(i)(3). At a minimum, Cisco requests that the Commission instruct the Proponent to delete the statement in its entirety. See General Motors Corporation (April 10, 2000) (March 29, 2001); Southwest Airlines Co. (March 13, 2001).

We also note that monitoring of Internet communications by governments is not exclusively limited to the allegedly nefarious purposes stated by the Proponent. In the United States monitoring of Internet communications is permitted for law enforcement, counter-terrorism and national security purposes in accordance with the United States Constitution and federal laws, such as the Communications Assistance for Law Enforcement Act of 1994 ("CALEA") and the USA Patriot Act of 2001 (the "Patriot Act"). Nonetheless, those activities fall within the ambit of the Proposal.

2. The Proposal Would Interfere With Cisco's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a registrant to omit a stockholder proposal from its proxy statement "[i]f the proposal deals with a matter relating to the company's ordinary business operations." In 1998 the Commission issued Release No. 34-40018, which further defined and clarified the two primary considerations used to determine whether a shareholder proposal is excludable under Rule 14a-8(c)(7). See also Washington Mutual Inc. (March 6, 2002). The first consideration recognizes that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Release No. 40018 (May 21, 1998). Such tasks include, but are not limited to, decisions regarding manufacturing, product development and customer relations. However, proposals focusing on "sufficiently significant social policy issues" generally are not excludable because they raise policy issues which transcend the day-to-day business matters and thereby are appropriate for a shareholder vote. See Release No. 40018 (May 21, 1998). Alternatively, the second consideration permits the exclusion of a shareholder proposal if the proposal "seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 40018 (May 21, 1998). As discussed below, the Proposal falls squarely within the parameters identified by the Commission as warranting exclusion from the Proxy Materials under Rule 14a-8(i)(7).

The Proposal potentially implicates all customer relationships that Cisco has with governments and government-related entities. If the Proponent's phrase "allows monitoring" is construed broadly, then Cisco would have to include in its report every government, government agency and state-owned communications/information technology entity to which it sells

products, since monitoring capabilities which are typically used to prevent fraud, misuse and virus transmission are features of all Cisco products that direct Internet traffic or act as firewalls. Governments and government-related entities represent a significant portion of Cisco's customer base. Furthermore, subpart (b) of the Proposal would require Cisco to solicit from its customers information about intended and actual use of its products and to report information about product acquisitions that the customers might object to being publicly disclosed. In addition, if the Proposal is construed to require disclosure of the products acquired by particular agencies of the United States or other governments or state-owned communications/information entities (which include the telephone companies of most European countries), such disclosure may violate confidentiality agreements with customers. As a result of its overly broad scope and direct impact on customer relationships, the Proposal relates to Cisco's ordinary business operations.

In determining whether a shareholder proposal addresses a significant social policy issue, the Commission has required that proposals "request action in furtherance of a significant social policy issue," and not simply seek financial, technical or other information from Cisco. Washington Mutual Inc. (March 6, 2002). Moreover, the Commission has excluded shareholder proposals that seek to require a company to prepare and issue a special report pertaining to its otherwise ordinary business operations. Id. (excluding proposal requesting a report identifying all company costs associated with land development projects); The Mead Corporation (January 31, 2001) (excluding shareholder proposal requesting a report on the company's environmental risks); College Retirement Equities Fund (September 7, 2000) (excluding proposal where shareholder did not seek broad changes to corporate policy).

In Washington Mutual, the shareholder proposal was excluded under Rule 14a-8(i)(7) in part due to a failure to request the corporation to change or adhere to the social policies at issue. The shareholder proposal requested a report from the company detailing its plans to develop land and invest in speculative real estate ventures. The shareholder alleged that the report addressed "substantial environmental and social policy questions concerning whether speculative real estate development should occur on lands rich in ancient archaeological value [and] that have numerous and comprehensive natural resource constraints ...." The shareholder proposal in Washington Mutual did not relate to a significant social policy issue in part because the proposal did not "request action in furtherance of a significant social policy." The proposal merely sought a report concerning the impact of a portion of the registrant's business operations.

Like the shareholder proposal that was excluded under Rule 14a-8(i)(7) in Washington Mutual, the Proposal asks Cisco to issue annual reports tracking hardware and software products sold to governments and government-related entities in countries where "monitoring and intercepting Internet traffic" is permitted or in countries in which Cisco's products act as a firewall limiting users ability to retrieve and receive information on the Internet. For the reasons stated above relating to fundamental and legitimate needs to protect the integrity of communications, as well as law enforcement, national security and counter-terrorism functions,

most countries, including the United States and its closest allies, are likely to fit in this category. The Proposal does not request that Cisco take any affirmative steps to attempt to monitor or limit its customers use of its equipment in the PRC or elsewhere and therefore does not address a significant social policy issue.

The Proponent's request that Cisco issue reports regarding the product capabilities of Cisco's products sold to governments and government-related entities in certain countries does not rise to the level of significant social policy matters as contemplated by the Commission. See Release 34-12999 (utility's construction of nuclear power plants constituted a significant policy issue). In any case, Cisco publishes product specifications which describe its products' capabilities and these are already available to the Proponent, and Cisco is a making available to the Proponent the report of Cisco to the US-China Security Review Commission. In Citigroup Inc. (February 9, 2001), a shareholder proposal sought a report describing Citigroup's relationships with any entity that conducts business in, invests in or facilitates investment in Myanmar (formerly Burma) and whether Citigroup was complying with the laws and regulations of the United States in connection with these activities. At the time of the proposal, federal laws and regulations prohibiting United States citizens and corporations from investing or facilitating investments in Myanmar had been in place since 1997. In Citigroup, the Commissioner did not concur that the shareholder proposal was excludable under Rule 14a-8(i)(7). Here, however, Cisco has not violated (nor is alleged to have violated) United States law.

Accordingly, Cisco believes the Proposal intrudes into ordinary business operations of Cisco and does not seek to advance a significant social policy. For the reasons set forth above, Cisco proposes to exclude the Proposal under Rule 14a-8(i)(7).

3. The Proposal is Vague and Indefinite and, Therefore, Misleading.

The Commission has consistently allowed a company to exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague, indefinite and, therefore, potentially misleading. A proposal is sufficiently vague, indefinite and potentially misleading to justify exclusion where "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what measures or actions the proposal requires." See Bristol-Myers Squibb Co. (February 1, 1999) (the Commission concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) because the proposal's vagueness, in requesting that shareholders refer certain plans to the board, precluded the shareholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation); Philadelphia Electric Co. (July 30, 1992) (the Commission concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) where a proposal's references to the Bible and Roman law rendered the proposal so vague that neither shareholders voting on the proposal nor the company in implementing the proposal

would be able to determine with any certainty the exact actions or measures required by the proposal).

The Proposal is vague and indefinite and, therefore, misleading because shareholders will not know what they are being asked to consider. Moreover, because of these ambiguities, Cisco is not able to determine what actions it would be required to take in order to implement this Proposal. Ambiguities in the Proposal include:

- Do the qualifiers "which allows monitoring..." and "which acts as a 'firewall'..." refer to the countries or governments or state-owned communications/information technology entities using Cisco's products or the products themselves?

- If the Proposal concerns countries or governments or state-owned communications/information technology entities that monitor and record Internet traffic or act as firewalls:

    - What must Cisco do to determine whether or not a country "allows monitoring" or "acts as a 'firewall'"?

    - What constitutes "allows monitoring...of internet traffic"? For example, should Cisco exclude countries such as the United States, where laws such as CALEA and the Patriot Act permit its law enforcement and national security agencies to monitor Internet traffic to protect national security and prevent terrorism and crime, but free speech on the Internet and elsewhere is protected and promoted?

    - How can Cisco determine end user intent or the actual use of its firewall products?

    - Would Cisco be required to make inquiries on this subject with sovereign governments? If so, what effort would Cisco have to make to compel a response to its inquiries? What effect would pre-existing confidentiality obligations about commercial operations have on Cisco's reporting obligations?

- If the Proponent is referring to Cisco's products that are capable of monitoring and recording Internet traffic or acting as firewalls:

    - What would be considered monitoring? Is the bracketed language which refers to "interception" or "keyword search" technology intended to define monitoring?

    - Would Cisco be required to list all products capable of any form of monitoring, or only those products that are designed specifically for such use? For example, if

monitoring includes keyword search technology, then virtually all Cisco products would fall under this definition.

- How can Cisco determine end user intent or the actual use of its firewall products?

- What customer inquiries would Cisco be required to make to determine the use of its firewall products?

- Does the Proposal require Cisco to disclose in its report which hardware and software was acquired by particular government agencies or state-owned communications/information technology entities? If so and this information is subject to confidentiality agreements, would the Proposal require Cisco to disclose the information in violation of its confidentiality obligations?

As evidenced by the ambiguities identified above, the Proposal is so vague and indefinite that it is misleading on its face, and Cisco intends to exclude it pursuant to Rule 14a-8(i)(3).

4. The Proposal When Read in Light of the Supporting Statements Does Not Meet the Relevance Threshold Described in Rule 14a-8(i)(5).

Rule 14a-8(i)(5) permits Cisco to exclude from the Proxy Materials a proposal that relates to operations accounting for less than 5% of Cisco's total assets, gross sales and net earnings and that is not otherwise significantly related to Cisco's business. See Bristol-Myers Squibb Company (January 27, 1995). Cisco's sales in the PRC accounted for only 4.01% of Cisco's total sales for the 2001 fiscal year. See Exhibit B attached hereto. While the Proposal itself is more broadly worded, the supporting statement is entirely devoted to the PRC. If, in fact, the Proponent intends to resolve the ambiguities highlighted above by having Cisco address only the PRC or if, in light of the supporting statement, the Proposal is construed as addressing significant social policy issues in the PRC, then the Proposal may be excluded under Rule 14a-8(i)(5) because it does not meet the 5% threshold.

C. Conclusion

On the basis of the foregoing, Cisco respectfully requests the concurrence of the Commission that the Proposal may be excluded from Cisco's proxy materials relating to its 2002 Annual Meeting. Based on Cisco's timetable for the 2002 Annual Meeting, a response from the Commission by August 2, 2002 would be of assistance.

To the extent that any of the reasons for omission stated in this letter are based on matters of law, this letter shall serve as the supporting opinion of counsel pursuant to Rule 14a-

8(j)(2)(iii). We note, however, that we are members of the Bar of the State of California. We therefore express no opinion as to any matter relating to the laws of any jurisdiction other than the laws of the State of California.

If you have any questions or require any additional information with respect to Cisco's request, please call me at (415) 442-1134 or Scott Karchmer at (415) 442-1901 at your convenience. Should you disagree with Cisco's conclusions regarding the Proposal, we would appreciate the opportunity of a conference prior to a formal response.

We thank you in advance for your prompt attention to this request.

Very truly yours,

BROBECK, PHLEGER & HARRISON LLP



Ronald B. Moskovitz

cc: Mark Chandler, Esq.
Cisco Systems, Inc.
Scott Lester, Esq.
Cisco Systems, Inc.
Scott Karchmer, Esq.
Brobeck, Phleger & Harrison LLP
Ann Lau (Proponent)

EXHIBIT B

Statement to the United States China Security Review Commission

Statement of Cisco Systems, Inc.
May 31, 2002

Cisco Systems sells products globally to approximately 115 countries, and has more than 430 sales and support offices in 60 countries. We employ over 500 persons in China and have been selling into this market for a number of years.

As one of the world's leaders in Internet networking technology, we have played an important role in the growth of the Internet globally, including in China. Products that we sell globally are also sold in China in compliance with U.S. laws and regulations as well as those of China.

Cisco does sell firewall and other network management products with functionality that is widely available from other vendors and that performs many important functions for our customers and for the operation of the Internet. These technologies address important security and network management functions. Specifically, they can perform such actions as: block viruses from infecting a network; prevent a hacker from stealing credit card numbers; protect access to confidential medical information; help an Internet service provider administer billing and manage their network more efficiently for their customers; allow a public library to block young children's access to pornography websites; and many others. While there are a range of functions that can be implemented, our customers, not Cisco Systems, determine the specific uses for the identical capabilities of these products.

Supplemental Statement of Cisco Systems, Inc.
July 2, 2002

Cisco Systems has not specially designed any products for the Chinese Government, or for any regional market, to block or filter content. The products that Cisco Systems sells in China are the same products that we sell worldwide.

Furthermore, Cisco Systems does not supply any encryption source code or encryption design technology to the Chinese Government or any other government that would allow them to redesign or modify the functionality of our products.

With respect to whether Cisco Systems "reports to" China's public security apparatus, Cisco Systems, like all other domestic and foreign vendors of firewall and intrusion detection equipment, must have firewall and intrusion detection equipment tested and approved for sale in the Chinese market by China's Ministry of Public Security. In our experience, the Ministry of Public Security tests for functionality and performance to establish that the product does what the vendor claims the product will do. And in Cisco System's experience, the Public Security Ministry's testing standard for firewalls is functionally equivalent to the U.S. Government's testing standard.

As China reorganizes its testing and certification bodies, we anticipate that the China Information Technology Security Certification Center will play an increasing role. We understand, based on their literature and still limited experience with them, that this entity tests for functionality, performance and quality to certify that products do what the vendor claims they can do in the area of security. It is also responsible for exchange and cooperation with security certification organizations of other countries.

Finally, Cisco Systems does not report to any authorities in China regarding the use of Cisco Systems products by end-users.

EXHIBIT A

THE PROPOSAL

RESOLUTION ON GOVERNMENT CONTROLS ON INTERNET WORLDWIDE

Be it resolved by the stockowners of Cisco to recommend that the board prepare a report to the stockowners every fiscal year (beginning with 2003) which describes the capabilities of Cisco hardware and software that is sold, leased, licensed, or otherwise provided to any government agency [OR STATE-OWNED COMMUNICATIONS/INFORMATION TECHNOLOGY ENTIT(IES)] in any country (a) which allows monitoring, [INTERCEPTION, KEYWORD SEARCHES,] and/or recording of internet traffic, or (b) which acts as a "firewall" by which selected internet traffic is prevented from reaching its addressee outside the country of origin or by which downloading of information from selected sites outside the country of origin is prevented. Such report shall identify the countries to whose government agency(ies) [OR STATE-OWNED COMMUNICATIONS/INFORMATION TECHNOLOGY ENTIT(IES)] Cisco has provided products and the capabilities of such products. The first report shall detail all of the cumulative provisions of products from 1995 to the date of the report.

SUPPORTING STATEMENT

Government monitoring and control of internet content is a threat to freedom of speech for all other worldwide internet users. The damage is not just in those countries whose governments are using sophisticated technologies to impose such monitoring and control, but to all people in all countries.
One of the countries which has used technology effectively to monitor their citizens is the Peoples Republic of China. The objectives of the PRC are:
* To prevent citizens of the PRC from accessing certain political, and/or religious information sites.
* To monitor citizens of PRC discussions of certain political and/or religious topics, especially through e-mail.
* To block or delay the transmission of information, or e-mail that the government disapproves of.
* To inhibit the growth of unauthorized Internet discussion groups.

Cisco has provided outstanding support to the Peoples Republic of China in attaining such objectives as evidenced by the following:
* Cisco has developed a router device, integrator, and firewall box specially designed for the PRC government's objectives and their telecom monopoly, China Telecom. At present, nearly every PRC firewall has Cisco routers.
* Cisco China has stated that they have the capability to search information packets traveling through the Internet.
* Cisco China has stated that they are under the direct scrutiny of State Security, the Public Security Bureau, and the People's Liberation Army (PLA). Because arrests of dissidents using the web has increased exponentially over the past several years, there is legitimate concern that Cisco may be allowing the PRC government agencies to access Cisco's search capabilities.
* Cisco's "firewall boxes" have effectively created a "PRC Intranet," which can shut down access to the PRC's five pipelines to the outside world and prevent their citizens from accessing outside information.
* * * * End of Resolution and supporting information * * * *

August 8, 2002
2405 Grand Summit Rd.,
Torrance, Ca. 90505
Phone 310-539-0234
Fax 310-539-2119

VIA United Parcel Post

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cisco Systems, Inc.
Shareholder Proposal Submitted by Ann Lau
Rule 14a-8/ Securities Exchange Act of 1934

Ladies and Gentlemen:

On July 15th, 2002, I received a letter from Cisco Systems, Inc. ("Cisco") notifying me of their intention to exclude my proposed shareholder resolution (the "Proposal") from the proxy materials for their upcoming annual shareholder meeting. They also sent me a copy of their relevant submission to the Commission, dated July 13, 2002, pursuant to 17 C.F.R. 240.14a-8(j). (I have enclosed copies of these materials for your review.) Yesterday, I was informed by an attorney acquaintance that Rule 14a-8 allows a proponent only fourteen days to formally respond to a corporation's objection.

Because Cisco failed to abide by the notification requirements of 17 C.F.R. 240.14a-8(f), I am writing to request leave to submit my formal response to Cisco's notification beyond the fourteen day deadline specified in the regulations and to request that you instruct Cisco to include the Proposal, as originally submitted, in all proxy materials it is preparing for the upcoming 2002 Shareholders Meeting until the Commission has reviewed my response and ruled on this matter.

17 C.F.R. 240.14a-8(f)(1) provides, in relevant part, that:

> (1) . . . Within 14 calendar days of receiving your proposal, the company must notify [the proponent] *in writing* of any procedural or eligibility deficiencies, *as well as of the time frame for [the proponent's] response*. [emphasis added]

Cisco failed to satisfy this requirement on two counts. First, as a review of the enclosed communications indicates, Cisco failed to inform me of the time frame for my response set forth in 17 C.F.R. 240.14a-8(f)(1). Cisco's letter to me makes no reference to any regulatory deadline; nor does such a reference appear anywhere in its submission to the

Commission, which was copied to me. The SEC doubtless adopted the notification requirements of Rule 14a-8(f) precisely to protect non-attorney shareholders like myself.

Second, Cisco admits that it received the envelope in which I timely submitted the Proposal, "on May 30 [, 2002]". Cisco claims, however, that it "did not locate [the Proposal] in the envelope" when it was delivered. Even if the Commission credits this improbable tale, Cisco alone is responsible for having misplaced the Proposal and having violated Rule 14a-8. In fact, I sent a copy of the Proposal to the Secretary of Cisco and another copy to the Senior Vice President of Cisco in May. Forty-six days elapsed between the timely submission of the Proposal and Cisco's response. Cisco could not now claim any prejudice or injury from a Commission decision to toll the deadline for my formal response.

Furthermore, an extended deadline will not adversely affect Cisco or its shareholder meeting. For the last two years, Cisco has mailed its Proxy Materials on or about September 28 and has held its annual meetings in mid-November. (*See* Year 2000 and Year 2001 Proxy Materials, available at http://investor.cisco.com). This year's deadline for Shareholder Proposal submissions, May 31, 2002, would indicate that Cisco plans to follow roughly the same schedule this fall. *Id.* With your leave, I could prepare a formal response for Cisco and the Commission by August 22, 2002, which date would allow ample time for you to review the matter and Cisco to modify its materials pursuant to your ruling. Of course, any delay caused to Cisco in the resolution of this matter is entirely due to its own failure to abide by the Commission's regulations.

I would appreciate your contacting me at your earliest convenience to inform me whether, and until what date, you will entertain my formal response and whether you will instruct Cisco to prepare to include my Proposal pending your ultimate ruling. My phone number is (310) 539-0234.

Thank you for your attention to this urgent matter.

Sincerely,



Ann Lau
Shareholder

Cc: Mark Chandler, Esq.
Cisco Systems Inc.
Ronald B. Moskovitz
Brobeck, Phleger & Harrison LLP

CISCO SYSTEMS



Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706
Phone: 408 526-4000
Fax: 408 526-4100
http://www.cisco.com

July 15, 2002

Ms. Ann Lau
2405 Grand Summit Rd.
Torrance, California 90505

Re: Proposed Shareholder Resolution

Dear Ms. Lau:

We received and have reviewed the faxed copy of the shareholder resolution which you are proposing for submission to Cisco's stockholders at this year's annual meeting. I regret that we did not locate it in the envelope which was apparently delivered on May 30. We appreciate your expression of concern on the issues you address.

At the same time, however, we believe that you may not have full or accurate information regarding Cisco's products and the manner in which they are sold. For instance, your statement that "Cisco has developed [products] specially designed for the PRC Government's objectives...." is simply not true. The Cisco firewall and related products which we sell in China are identical to those sold elsewhere in the world, and no detection or monitoring capabilities whatsoever have been included in any products sold in China which differ in any manner whatsoever from those sold generally to all customers worldwide (subject of course to US government licensing requirements which may limit the availability of some products in China and elsewhere). Last week we filed with the U.S. China Security Review Commission the attached statement, which we believe addresses the concerns expressed in your resolution and the resolution's request for a report. This document is a public document. For more information about the Security Review Commission, you might consult the Commission's website, http://www.uscc.gov/.

Because the proposed resolution includes incorrect statements, such as that cited above, and may also not meet other requirements for shareholder proposals, we feel we must oppose inclusion of the resolution in the proxy statement and presentation of the resolution at the annual meeting, and a copy of our opposition is enclosed. I am more than happy to engage in a dialogue with you, however, to discuss your concerns and provide additional information. I will try to reach you by telephone; if you wish to call me, my direct dial telephone number is (408) 527-0238.

Sincerely yours,

Mark Chandler
Vice President, Legal Services, and General Counsel

July 13, 2002

Brobeck, Phleger & Harrison LLP
One Market
Spear Street Tower
San Francisco, California 94105
DIRECT 415.442.1134
FAX 415.442.1010
rmoskovitz@brobeck.com
www.brobeck.com

Via Federal Express

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cisco Systems, Inc.
Shareholder Proposal Submitted by Ann Lau
Rule 14a-8/Securities Exchange Act of 1934

Ladies and Gentlemen:

Cisco Systems, Inc., a California corporation ("Cisco"), has received a shareholder proposal and supporting statement (a copy of which is attached as Exhibit A, the "Proposal") from Ann Lau (the "Proponent") for inclusion in the proxy materials to be distributed in connection with Cisco's 2002 Annual Meeting of Shareholders (the "Proxy Materials"). In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Cisco hereby notifies you of its intention to omit the Proposal from the Proxy Materials for the reasons set forth below. Cisco hereby respectfully requests that the Staff of the Division of Corporate Finance not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if Cisco omits the Proposal from the Proxy Materials.

In accordance with Rule 14a-8(j)(2), five additional copies of this letter and its attachments, including the Proposal, are enclosed. By copy of this letter and its attachments, Cisco is notifying the Proponent of its intention to omit the proposal from the Proxy Materials.

A. The Proposal

The Proponent proposes that Cisco "prepare a report to the stockholders every fiscal year (beginning with 2003) which describes the capabilities of Cisco hardware and software that is sold, leased, licensed, or otherwise provided to any government agency [OR STATE- OWNED COMMUNICATIONS/INFORMATION TECHNOLOGY ENTIT(IES)] in any country (a) which allows monitoring [INTERCEPTION, KEYWORD SEARCHES,] and/or recording of internet traffic, or (b) which acts as a firewall by which selected internet traffic is prevented from

reaching its addressee outside the country of origin or by which downloading of information from selected sites outside the country of origin is prevented. Such report shall identify the countries to whose government agency(ies) [OR STATE-OWNED COMMUNICATIONS/INFORMATION TECHNOLOGY ENTIT(IES)] Cisco has provided products and the capabilities of such products. The first report shall detail all of the cumulative provisions of products from 1995 to the date of the report." (Brackets, all caps and alternate language in original)

B. Statement of Reasons to Exclude the Proposal

Subject to the concurrence of the Commission, Cisco intends to omit the Proposal from the Proxy Materials. Cisco believes that the Proposal may be omitted from the proxy statement under Rule 14a-8(i) because: (1) the Proposal makes false, unsupported and misleading statements; (2) the Proposal would interfere with Cisco's ordinary business operations; (3) the Proposal is vague and indefinite and, therefore, misleading; and (4) the Proposal, when read in the light of the supporting statements, does not meet the relevance threshold described in Rule 14a-8(i)(5).

1. The Proposal Makes False, Unsupported and Misleading Statements.

A Proposal may be omitted from the proxy solicitation materials under Rule 14a-8(i)(3) if the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which specifically prohibits materially false or misleading statements in proxy solicitation materials. The Note to Rule 14a-9 states that misleading materials include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The Proponent's supporting statements about Cisco are false, misleading and vague. In particular, the Proposal states that

"Cisco has provided outstanding support to the Peoples Republic of China in attaining such objectives[1] *as evidenced by the following:*

---

[1] The supporting statement of the Proposal states the following: *"One of the countries which has used technology effectively to monitor their citizens is the Peoples Republic of China. The objectives of PRC are:*

- *To prevent citizens of the PRC from accessing certain political and/or religious information sites.*

- *Cisco has developed a router device, integrator, and firewall box specially designed for the PRC government's objectives and their telecom monopoly, China Telecom. At present, nearly every PRC firewall has Cisco routers.*

- *Cisco China has stated that they have the capability to search information packets traveling through the Internet;*

- *Cisco China has stated that they are under the direct scrutiny of State Security, the Public Security Bureau, and the People's Liberation Army (PLA). Because arrests of dissidents using the web has increased exponentially over the past several years, there is legitimate concern that Cisco may be allowing the PRC government agencies to access Cisco's search capabilities;*

- *Cisco's "firewall boxes" have effectively created a "PRC Intranet," which can shut down access to the PRC's five pipelines to the outside world and prevent their citizens from accessing outside information."*

This portion of the Proposal contains numerous false statements. Furthermore, when read with the alleged objectives of the Peoples Republic of China's ("PRC"), the statement implies that Cisco, by supply of its products, has directly supported the PRC in achieving its alleged objectives and insinuates that Cisco has actively assisted in oppressing the citizens of the PRC. As affirmed in a statement it delivered to the United States China Security Review Commission (www.uscc.gov) dated May 31 and July 2 of 2002 (copy attached as Exhibit B), Cisco has not specially designed any products whatsoever for the government of the PRC to block or filter content. The products Cisco sells in the PRC are the same products it sells worldwide. Furthermore, Cisco does not supply any encryption source code or encryption design technology to the government of the PRC or any other government that would allow them to redesign or modify the functionality of Cisco's products. Therefore, this statement is excludable under Rule 14a-9 and Rule 14a-8(i)(3) because it impugns the character, integrity and reputation of Cisco by implying complicity or improper conduct on the part of Cisco without factual foundation.

- *To monitor citizens of PRC discussions of certain political and/or religious topics, especially through e-mail.*

- *To block or delay the transmission of information, or e-mail that the government disapproves of.*

- *To inhibit the growth of unauthorized internet discussion groups."*

With respect to the first bullet point above, the first sentence is false. As stated above, the products Cisco sells to its Chinese customers are the same products sold worldwide. In fact, Cisco sells firewall and other network management products with functionality that is widely available from other vendors and that performs many important functions for customers and for the operation of the Internet. Cisco's customers (governmental and private), not Cisco, determine the specific uses for the identical capabilities of these products. Cisco has not developed any products specifically for the PRC government's alleged objectives.

With respect to the second bullet point above ("Cisco China has stated that they have the capability to search information packets travelling through the Internet"), the implication of the statement that this capability equates to some form of wrongdoing on the part of Cisco. This is both false and misleading. As stated above, Cisco does sell firewall and other network management products with functionality that is widely available from other vendors and that performs many important functions for its customers and for the operation of the Internet. These technologies address important user protection and network management functions, including, among other things, blocking viruses from infecting a network, preventing a hacker from stealing credit card numbers, protecting access to confidential medical information, and helping an Internet service provider administer billing and manage its network more efficiently for its customers. The customer, not Cisco, determines the specific uses for the products sold. Cisco's policies include strict compliance with United States export control laws which incorporate the foreign policy objectives of the United States and include express controls on export of certain products to the PRC. This inflammatory statement directly impugns the character, integrity and reputation of Cisco by implying improper conduct without any factual foundation.

With respect to the third bullet point above regarding Cisco being under the "direct scrutiny" of the government agencies of the PRC, the Proponent's statement is misleading under Rule 14a-9 as it directly impugns the character, integrity and reputation of Cisco by implying that Cisco is actively involved with the PRC in its alleged efforts to oppress the citizens of the PRC. Cisco, like all other domestic and foreign vendors of firewall and intrusion detection equipment, must have such products tested and approved for sale in the Chinese market by the PRC's Public Security Ministry. Based upon Cisco's experience, the Public Security Ministry tests for functionality and performance to establish that the product does what the vendor claims the product will do. In Cisco's experience, and as affirmed by Cisco to the United States China Security Review Commission, the Public Security Ministry's testing standard for firewalls is functionally equivalent to the U.S. government's testing standard. Furthermore, Cisco does not report to any authorities in the PRC regarding the use of Cisco's products by end users nor does it provide the agencies of the government of the PRC with access to any product features or capabilities that are not available to users of its products worldwide. The Proponent's suggestion that Cisco is actively involved in efforts to oppress citizens of the PRC makes the above statement misleading under Rule 14a-9.

With respect to the fourth bullet point above regarding Cisco's firewall products creating a "PRC Intranet", this statement is misleading and implies improper conduct by Cisco without factual support. As previously stated, Cisco does sell firewall and other network management products with functionality that is widely available from other vendors and that performs many important functions for our customers and for the operation of the Internet. These technologies address important user protection and network management functions. Specifically, they can perform such actions as blocking viruses from infecting a network, preventing a hacker from stealing credit card numbers, controlling access to confidential medical information, helping an Internet service provider administer billing and manage its network more efficiently for their customers, and allowing a public library to block young children's access to pornography web sites. While Cisco's products have a range of functions that can be implemented, Cisco's customers, not Cisco, determine the specific uses for the products. To suggest that Cisco had some control on the end use of its firewall boxes by end users in the PRC (or anywhere else, for that matter) is not only false, but indirectly implies misconduct on the part of Cisco, making the statement misleading under Rule 14a-9. Further, the suggestion that Cisco is actively involved with the PRC in creating a "PRC Intranet" that is directed at oppressing the citizens of PRC is untrue and directly impugns the character, integrity and reputation of Cisco without any factual foundation.

The Commission has stated that it would not object to the exclusion of a false or misleading proposal unless certain statements are deleted, factually supported, or recast as the Proponent's opinion. See e.g., General Motors Corporation (April 10, 2000). Here, the Proposal makes a number of false and misleading statements which, even if couched as opinions, are still presented as inflammatory and categorical statements of fact for which the Proponent cannot and does not provide any factual support. In Kiddie Products, Inc. (February 9, 1989), the Commission stated that it was proper to omit parts of a supporting statement when "it states as fact a matter which appear[s] to be a subjective conclusion of the proponent." Cisco believes the defects in the supporting statement to be so pervasive that Rule 14a-8(i)(3) justifies omission of the Proposal in its entirety so as to avoid misleading and confusing Cisco's shareholders. Accordingly, Cisco intends to exclude the preceding statements under Rule 14a-8(i)(3). However, if the Proposal cannot be omitted, Cisco requests that the Commission instruct the Proponent to delete the false and misleading statements from it. See General Motors Corporation (April 10, 2000) (March 29, 2001); Southwest Airlines Co. (March 13, 2001).

The false statements set forth above are preceded by the following statement:

"Government monitoring and control of internet content is a threat to freedom of speech for all other worldwide internet users. The damage is not just in those countries whose governments are using sophisticated technologies to impose such monitoring and control, but all people in all countries."

By juxtaposing these statements the Proponent falsely implies that Cisco is acting to undermine freedom of speech on the Internet. This false implication impugns the character, integrity and reputation of Cisco and indirectly alleges improper conduct by Cisco, without factual foundation. Therefore, Cisco intends to exclude the immediately preceding statement pursuant to Rule 14a-8(i)(3). At a minimum, Cisco requests that the Commission instruct the Proponent to delete the statement in its entirety. See General Motors Corporation (April 10, 2000) (March 29, 2001); Southwest Airlines Co. (March 13, 2001).

We also note that monitoring of Internet communications by governments is not exclusively limited to the allegedly nefarious purposes stated by the Proponent. In the United States monitoring of Internet communications is permitted for law enforcement, counter-terrorism and national security purposes in accordance with the United States Constitution and federal laws, such as the Communications Assistance for Law Enforcement Act of 1994 ("CALEA") and the USA Patriot Act of 2001 (the "Patriot Act"). Nonetheless, those activities fall within the ambit of the Proposal.

2. <u>The Proposal Would Interfere With Cisco's Ordinary Business Operations.</u>

Rule 14a-8(i)(7) permits a registrant to omit a stockholder proposal from its proxy statement "[i]f the proposal deals with a matter relating to the company's ordinary business operations." In 1998 the Commission issued Release No. 34-40018, which further defined and clarified the two primary considerations used to determine whether a shareholder proposal is excludable under Rule 14a-8(c)(7). See also Washington Mutual Inc. (March 6, 2002). The first consideration recognizes that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Release No. 40018 (May 21, 1998). Such tasks include, but are not limited to, decisions regarding manufacturing, product development and customer relations. However, proposals focusing on "sufficiently significant social policy issues" generally are not excludable because they raise policy issues which transcend the day-to-day business matters and thereby are appropriate for a shareholder vote. See Release No. 40018 (May 21, 1998). Alternatively, the second consideration permits the exclusion of a shareholder proposal if the proposal "seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 40018 (May 21, 1998). As discussed below, the Proposal falls squarely within the parameters identified by the Commission as warranting exclusion from the Proxy Materials under Rule 14a-8(i)(7).

The Proposal potentially implicates all customer relationships that Cisco has with governments and government-related entities. If the Proponent's phrase "allows monitoring" is construed broadly, then Cisco would have to include in its report every government, government agency and state-owned communications/information technology entity to which it sells

products, since monitoring capabilities which are typically used to prevent fraud, misuse and virus transmission are features of all Cisco products that direct Internet traffic or act as firewalls. Governments and government-related entities represent a significant portion of Cisco's customer base. Furthermore, subpart (b) of the Proposal would require Cisco to solicit from its customers information about intended and actual use of its products and to report information about product acquisitions that the customers might object to being publicly disclosed. In addition, if the Proposal is construed to require disclosure of the products acquired by particular agencies of the United States or other governments or state-owned communications/information entities (which include the telephone companies of most European countries), such disclosure may violate confidentiality agreements with customers. As a result of its overly broad scope and direct impact on customer relationships, the Proposal relates to Cisco's ordinary business operations.

In determining whether a shareholder proposal addresses a significant social policy issue, the Commission has required that proposals "request action in furtherance of a significant social policy issue," and not simply seek financial, technical or other information from Cisco. Washington Mutual Inc. (March 6, 2002). Moreover, the Commission has excluded shareholder proposals that seek to require a company to prepare and issue a special report pertaining to its otherwise ordinary business operations. Id. (excluding proposal requesting a report identifying all company costs associated with land development projects); The Mead Corporation (January 31, 2001) (excluding shareholder proposal requesting a report on the company's environmental risks); College Retirement Equities Fund (September 7, 2000) (excluding proposal where shareholder did not seek broad changes to corporate policy).

In Washington Mutual, the shareholder proposal was excluded under Rule 14a-8(i)(7) in part due to a failure to request the corporation to change or adhere to the social policies at issue. The shareholder proposal requested a report from the company detailing its plans to develop land and invest in speculative real estate ventures. The shareholder alleged that the report addressed "substantial environmental and social policy questions concerning whether speculative real estate development should occur on lands rich in ancient archaeological value [and] that have numerous and comprehensive natural resource constraints ...." The shareholder proposal in Washington Mutual did not relate to a significant social policy issue in part because the proposal did not "request action in furtherance of a significant social policy." The proposal merely sought a report concerning the impact of a portion of the registrant's business operations.

Like the shareholder proposal that was excluded under Rule 14a-8(i)(7) in Washington Mutual, the Proposal asks Cisco to issue annual reports tracking hardware and software products sold to governments and government-related entities in countries where "monitoring and intercepting Internet traffic" is permitted or in countries in which Cisco's products act as a firewall limiting users ability to retrieve and receive information on the Internet. For the reasons stated above relating to fundamental and legitimate needs to protect the integrity of communications, as well as law enforcement, national security and counter-terrorism functions,

most countries, including the United States and its closest allies, are likely to fit in this category. The Proposal does not request that Cisco take any affirmative steps to attempt to monitor or limit its customers use of its equipment in the PRC or elsewhere and therefore does not address a significant social policy issue.

The Proponent's request that Cisco issue reports regarding the product capabilities of Cisco's products sold to governments and government-related entities in certain countries does not rise to the level of significant social policy matters as contemplated by the Commission. See Release 34-12999 (utility's construction of nuclear power plants constituted a significant policy issue). In any case, Cisco publishes product specifications which describe its products' capabilities and these are already available to the Proponent, and Cisco is a making available to the Proponent the report of Cisco to the US-China Security Review Commission. In Citigroup Inc. (February 9, 2001), a shareholder proposal sought a report describing Citigroup's relationships with any entity that conducts business in, invests in or facilitates investment in Myanmar (formerly Burma) and whether Citigroup was complying with the laws and regulations of the United States in connection with these activities. At the time of the proposal, federal laws and regulations prohibiting United States citizens and corporations from investing or facilitating investments in Myanmar had been in place since 1997. In Citigroup, the Commissioner did not concur that the shareholder proposal was excludable under Rule 14a-8(i)(7). Here, however, Cisco has not violated (nor is alleged to have violated) United States law.

Accordingly, Cisco believes the Proposal intrudes into ordinary business operations of Cisco and does not seek to advance a significant social policy. For the reasons set forth above, Cisco proposes to exclude the Proposal under Rule 14a-8(i)(7).

3. The Proposal is Vague and Indefinite and, Therefore, Misleading.

The Commission has consistently allowed a company to exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague, indefinite and, therefore, potentially misleading. A proposal is sufficiently vague, indefinite and potentially misleading to justify exclusion where "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what measures or actions the proposal requires." See Bristol-Myers Squibb Co. (February 1, 1999) (the Commission concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) because the proposal's vagueness, in requesting that shareholders refer certain plans to the board, precluded the shareholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation); Philadelphia Electric Co. (July 30, 1992) (the Commission concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) where a proposal's references to the Bible and Roman law rendered the proposal so vague that neither shareholders voting on the proposal nor the company in implementing the proposal

would be able to determine with any certainty the exact actions or measures required by the proposal).

The Proposal is vague and indefinite and, therefore, misleading because shareholders will not know what they are being asked to consider. Moreover, because of these ambiguities, Cisco is not able to determine what actions it would be required to take in order to implement this Proposal. Ambiguities in the Proposal include:

- Do the qualifiers "which allows monitoring..." and "which acts as a 'firewall'..." refer to the countries or governments or state-owned communications/information technology entities using Cisco's products or the products themselves?

- If the Proposal concerns countries or governments or state-owned communications/information technology entities that monitor and record Internet traffic or act as firewalls:

  - What must Cisco do to determine whether or not a country "allows monitoring" or "acts as a 'firewall'"?

  - What constitutes "allows monitoring...of internet traffic"? For example, should Cisco exclude countries such as the United States, where laws such as CALEA and the Patriot Act permit its law enforcement and national security agencies to monitor Internet traffic to protect national security and prevent terrorism and crime, but free speech on the Internet and elsewhere is protected and promoted?

  - How can Cisco determine end user intent or the actual use of its firewall products?

  - Would Cisco be required to make inquiries on this subject with sovereign governments? If so, what effort would Cisco have to make to compel a response to its inquiries? What effect would pre-existing confidentiality obligations about commercial operations have on Cisco's reporting obligations?

- If the Proponent is referring to Cisco's products that are capable of monitoring and recording Internet traffic or acting as firewalls:

  - What would be considered monitoring? Is the bracketed language which refers to "interception" or "keyword search" technology intended to define monitoring?

  - Would Cisco be required to list all products capable of any form of monitoring, or only those products that are designed specifically for such use? For example, if

monitoring includes keyword search technology, then virtually all Cisco products would fall under this definition.

- How can Cisco determine end user intent or the actual use of its firewall products?

- What customer inquiries would Cisco be required to make to determine the use of its firewall products?

- Does the Proposal require Cisco to disclose in its report which hardware and software was acquired by particular government agencies or state-owned communications/information technology entities? If so and this information is subject to confidentiality agreements, would the Proposal require Cisco to disclose the information in violation of its confidentiality obligations?

As evidenced by the ambiguities identified above, the Proposal is so vague and indefinite that it is misleading on its face, and Cisco intends to exclude it pursuant to Rule 14a-8(i)(3).

4. The Proposal When Read in Light of the Supporting Statements Does Not Meet the Relevance Threshold Described in Rule 14a-8(i)(5).

Rule 14a-8(i)(5) permits Cisco to exclude from the Proxy Materials a proposal that relates to operations accounting for less than 5% of Cisco's total assets, gross sales and net earnings and that is not otherwise significantly related to Cisco's business. See Bristol-Myers Squibb Company (January 27, 1995). Cisco's sales in the PRC accounted for only 4.01% of Cisco's total sales for the 2001 fiscal year. See Exhibit B attached hereto. While the Proposal itself is more broadly worded, the supporting statement is entirely devoted to the PRC. If, in fact, the Proponent intends to resolve the ambiguities highlighted above by having Cisco address only the PRC or if, in light of the supporting statement, the Proposal is construed as addressing significant social policy issues in the PRC, then the Proposal may be excluded under Rule 14a-8(i)(5) because it does not meet the 5% threshold.

C. Conclusion

On the basis of the foregoing, Cisco respectfully requests the concurrence of the Commission that the Proposal may be excluded from Cisco's proxy materials relating to its 2002 Annual Meeting. Based on Cisco's timetable for the 2002 Annual Meeting, a response from the Commission by August 2, 2002 would be of assistance.

To the extent that any of the reasons for omission stated in this letter are based on matters of law, this letter shall serve as the supporting opinion of counsel pursuant to Rule 14a-

8(j)(2)(iii). We note, however, that we are members of the Bar of the State of California. We therefore express no opinion as to any matter relating to the laws of any jurisdiction other than the laws of the State of California.

If you have any questions or require any additional information with respect to Cisco's request, please call me at (415) 442-1134 or Scott Karchmer at (415) 442-1901 at your convenience. Should you disagree with Cisco's conclusions regarding the Proposal, we would appreciate the opportunity of a conference prior to a formal response.

We thank you in advance for your prompt attention to this request.

Very truly yours,

BROBECK, PHLEGER & HARRISON LLP



Ronald B. Moskovitz

cc: Mark Chandler, Esq.
Cisco Systems, Inc.
Scott Lester, Esq.
Cisco Systems, Inc.
Scott Karchmer, Esq.
Brobeck, Phleger & Harrison LLP
Ann Lau (Proponent)

PALLIB1\VRV\1537497.06

EXHIBIT B

Statement to the United States China Security Review Commission

Statement of Cisco Systems, Inc.
May 31, 2002

Cisco Systems sells products globally to approximately 115 countries, and has more than 430 sales and support offices in 60 countries. We employ over 500 persons in China and have been selling into this market for a number of years.

As one of the world's leaders in Internet networking technology, we have played an important role in the growth of the Internet globally, including in China. Products that we sell globally are also sold in China in compliance with U.S. laws and regulations as well as those of China.

Cisco does sell firewall and other network management products with functionality that is widely available from other vendors and that performs many important functions for our customers and for the operation of the Internet. These technologies address important security and network management functions. Specifically, they can perform such actions as: block viruses from infecting a network; prevent a hacker from stealing credit card numbers; protect access to confidential medical information; help an Internet service provider administer billing and manage their network more efficiently for their customers; allow a public library to block young children's access to pornography websites; and many others. While there are a range of functions that can be implemented, our customers, not Cisco Systems, determine the specific uses for the identical capabilities of these products.

Supplemental Statement of Cisco Systems, Inc.
July 2, 2002

Cisco Systems has not specially designed any products for the Chinese Government, or for any regional market, to block or filter content. The products that Cisco Systems sells in China are the same products that we sell worldwide.

Furthermore. Cisco Systems does not supply any encryption source code or encryption design technology to the Chinese Government or any other government that would allow them to redesign or modify the functionality of our products.

With respect to whether Cisco Systems "reports to" China's public security apparatus, Cisco Systems, like all other domestic and foreign vendors of firewall and intrusion detection equipment, must have firewall and intrusion detection equipment tested and approved for sale in the Chinese market by China's Ministry of Public Security. In our experience, the Ministry of Public Security tests for functionality and performance to establish that the product does what the vendor claims the product will do. And in Cisco System's experience, the Public Security Ministry's testing standard for firewalls is functionally equivalent to the U.S. Government's testing standard.

As China reorganizes its testing and certification bodies, we anticipate that the China Information Technology Security Certification Center will play an increasing role. We understand, based on their literature and still limited experience with them, that this entity tests for functionality, performance and quality to certify that products do what the vendor claims they can do in the area of security. It is also responsible for exchange and cooperation with security certification organizations of other countries.

Finally, Cisco Systems does not report to any authorities in China regarding the use of Cisco Systems products by end-users.

August 22, 2002
2405 Grand Summit Rd.
Torrance, California 90505
Phone 310-539-0234
Fax 310-539-2119

VIA UPS OVERNIGHT

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cisco Systems, Inc.
Shareholder Proposal Submitted by Ann Lau
Rule 14a-8/ Securities Exchange Act of 1934

Ladies and Gentlemen:

On May 30, 2002, I submitted the above-referenced Shareholder Proposal (the "Proposal") to the appropriate officials at Cisco Systems, Inc. for inclusion in their proxy materials for the 2002 Shareholder meeting. On July 15, 2002, Cisco Systems, Inc. responded to me by letter, enclosing a copy of their submission to you dated July 13, 2002. As explained in my letter to you of August 8, 2002, because Cisco failed to abide by the requirements of 17 C.F.R. 240.14a-8(f), Cisco has waived all objections to that Shareholder Proposal, and must include it, as originally submitted, in its proxy materials for the 2002 Shareholder Meeting. In the alternative, I submit the following detailed response and Amended Proposal ("Amended Proposal"), curing all deficiencies alleged by Cisco, for inclusion in the 2002 proxy materials.

I. BY VIOLATING RULE 14A-8, CISCO WAIVED ANY OBJECTION TO THE PROPOSAL AND MUST INCLUDE IT IN THE 2002 PROXY MATERIALS.

17 C.F.R. 240.14a-8(f)(1) provides, in relevant part, that:

> (1) . . . Within 14 calendar days of receiving your proposal, the company must notify [the proponent] *in writing* of any procedural or eligibility deficiencies, *as well as of the time frame for [the proponent's] response*. [emphasis added]

Cisco failed to satisfy this requirement on two counts. First, Cisco admits that it received the envelope in which I timely submitted the Proposal, "on May 30 [, 2002]". *See* Chandler to Lau, July 15, 2002, attached as Exhibit A. Cisco claims, however, that it "did not locate [the Proposal] in the envelope" when it was delivered. *Id.* Even if the Commission credits this improbable tale, Cisco alone is responsible for having misplaced the Proposal. Forty-six days elapsed between the timely submission of the Proposal and Cisco's response. Cisco effectively waived its right to exclude the Proposal.

Second, Cisco failed to inform me of the time frame for my response set forth in 17 C.F.R. 240.14a-8(f)(1). Cisco's letter of July 15 makes no reference to any regulatory deadline; nor does such a reference appear anywhere in its submission to the Commission, which was copied to me. Because of Cisco's delay, I have had very little opportunity to properly address its objections. The SEC doubtless adopted the notification requirements of Rule 14a-8(f) precisely to protect non-attorney shareholders. Cisco failed to follow the procedures set forth in Rule 14a-8(f) on which its right to omit Proposals is conditioned. Accordingly, the Proposal should be included in the Proxy materials as originally submitted.

II. IN THE ALTERNATIVE, THE PROPOSAL MUST BE INCLUDED AS AMENDED.

In its untimely submission, Cisco claims that the original Proposal may be omitted because it allegedly: (a) "makes false, unsupported and misleading statements"; (b) "would interfere with Cisco's ordinary business operations"; (c) is "vague and indefinite"; and (d) does not meet the threshold relevance requirements. As set forth more fully below, Cisco's objections have no merit. To the extent that any deficiency may exist in the original Proposal, the shareholder herewith submits the enclosed Amended Proposal, curing any alleged deficiencies, as contemplated by Rule 14a-8(f). Accordingly, I request in the alternative that the Commission direct Cisco to include the Amended Proposal in its Proxy materials for the 2002 Shareholders meeting.

A. Ample factual foundation supports the Amended Proposal.

All matters to which Cisco objected in its letter of July 15 are either supported in the Amended Proposal by adequate factual foundation or have been excised. Cisco's objections regarding false and misleading statements all concern matters contained the original Proposal's Supporting Statement, which has been modified in the Amended Proposal to remedy the alleged deficiencies. All statements concerning Cisco's activities in China are now supported by citation to the annual report of the U.S.-China Security Commission, a bi-partisan research commission chartered by the United States Congress or to the findings of journalists reporting on Cisco's activities. Such factual foundation is more than adequate to support inclusion of the statement in the proxy materials.

All references to "direct" support by Cisco of the repressive aims of the PRC government have been excised, as have claims that Cisco "specially designs" products for that government. All allegedly false or misleading elements of the original Proposal have thus either been deleted, factually supported, or recast as the opinion of journalists and a congressionally established security commission. *Compare* General Motors Corporation (April 10, 2000). Accordingly, Cisco should be instructed to include the Amended Proposal in its proxy materials.

B. The Amended Proposal does not interfere Cisco's ordinary business operations.

Proposals focusing on sufficiently significant social policy issues generally are not excludable because they transcend day-to-day business matters and are therefore appropriate for a shareholder vote. *See* Release No. 34-40018 (May 21, 1998). The Amended Proposal addresses perhaps the most central issue to democracy and human rights around the globe, the freedom of expression and association. It also implicates other important issues such as privacy and the long-term security interests of the United States.[1] Cisco does not, and cannot, gainsay the significance of these social policy issues. Instead, Cisco makes the alternate claims: i) that the burden of reporting on its product sales "*might*" be objectionable to its clients who prefer secrecy; ii) that the Proposal fails to request shareholder "action" beyond reporting in furtherance of the policy; and remarkably, iii) that Cisco cannot be in violation of this social policy because it "has not violated (nor is alleged to have violated) any United States law".

With respect to Cisco's first claim, the shareholder has modified the proposal to allow Cisco to withhold identification of its business clients when those clients have requested confidentiality in their contracts. In such instances, the Cisco Board would now only be obligated to report the existence of such secret contracts and the specific products they involve.

With respect to Cisco's second claim, the shareholder has modified the proposal to recommend that the Board direct management to forego business dealings with particular clients when reliable sources indicate those clients do employ or would employ Cisco technology to suppress the freedoms of speech and association. By defining those freedoms by reference to a major international human rights treaty, the shareholder has ensured that Cisco may continue to pursue business with governments who would employ Cisco technology in justifiable forms of surveillance. This modification of the Proposal clearly remedies Cisco's objection.

With respect to Cisco's third claim, Cisco misconceives the "significant social policy" exception, apparently confusing it with Cisco's abiding duty to observe the laws

[1] Commissioners Lewis, Waldron, and Dreyer of the U.S. China Security Commission succinctly framed the interplay between the support for the significant social policies of free expression and association and the security interests of the United States:

> Only democratic change can transform China into a genuine friend of the United States and her allies. U.S. policy should further that goal, and avoid propping up the current regime. In particular, we must distinguish the broad long-term interests of the United States and its friends and allies from the short-term interests of American business. The business relationship must not be permitted to drive or affect the political and security relationship. U.S. China Security Commission Annual Report, available at http://www.uscc.gov/.

of jurisdictions in which it does business. That Cisco abides by the laws of countries in which it does business is entirely irrelevant to the question of whether its business activities contravene a significant social policy. Cisco has not cited, and cannot cite, any Commission precedent suggesting otherwise.

Cisco's shareholders must be allowed to consider the merits of requiring Cisco to conform its business activities with the significant social policy issues of freedom of expression and association, the right to be free from undue interference in one's privacy and correspondence, and the long term security interests of the United States and its allies.

C. The Proposal is neither vague nor indefinite.

The Amended Proposal creates no ambiguities. Shareholders may determine with absolute certainty both the meaning of the resolution and the consequences of its implementation. The Board can have no doubt as to what actions are required to implement the proposal.

The Amended Proposal succinctly recommends that the Board prepare a Report and offers specific guidance as to the content of the report. To the extent that the Proposal requires further action, it specifically lists the criteria by which clients' actual or intended use of Cisco's products is to be judged. The Amended Proposal does not contemplate, nor does it require, that Cisco attempt to limit its customers' use of Cisco products or attempt to survey its clients about those uses.

To the extent that any grammatical ambiguity may have existed in the original Proposal, those ambiguities have been remedied in the Amended Proposal.

D. The Proposal meets the threshold requirements.

Cisco inexplicably assumes that the proposal addresses only its business in the People's Republic of China. The plain terms of the Amended Proposal address Cisco's worldwide operations. Cisco admits in its submission to the Commission that "[g]overnments and government-related entities represent a significant portion of Cisco's customer base." Accordingly, the Proposal clearly meets the threshold requirements set forth in Rule 145a-8(i)(5).

CONCLUSION

Cisco's untimely objections cannot form the basis for the exclusion of the Proposal. Should the Commission nonetheless consider the merits of Cisco's objections to the Proposal, the attached Amended Proposal cures all objections raised by Cisco and must be included in the Proxy materials for the 2002 Shareholder Meeting.

Please contact me at your earliest convenience if you have any questions and to inform me of your ultimate ruling.

My phone number is (310) 539-0234.

Thank you for your attention to this urgent matter.

Sincerely,



Ann Lau
Shareholder

Cc: Mark Chandler, Esq.
Cisco Systems Inc.
Ronald B. Moskovitz
Brobeck, Phleger & Harrison LLP

RESOLUTION ON GOVERNMENT CONTROLS ON INTERNET WORLDWIDE

Be it resolved by the stockowners of Cisco to recommend that the board prepare a report to the stockowners every fiscal year (beginning in 2003) which describes the capabilities of Cisco hardware and software that is sold, leased, licensed, or otherwise provided to any government agency or state-owned communications/information technology entity(ies) in any country (a) which could allow monitoring, interception, keyword searches, and/or recording of internet traffic, or (b) which could act as a "firewall" by which selected internet traffic is prevented from reaching its addressee outside the country of origin or by which downloading of information from selected sites outside the country of origin is prevented. Such report shall identify the countries to whose government agency(ies) or state-owned communcations/information technology entity(ies) Cisco has provided products and the capabilities of such products. The required reports shall not need to identify exactly which government agency or state-owned entity with each country, but rather give a collective total by country. The first report shall detail all of the cumulative provisions of products from 1995 to the date of the report. If Cisco has entered into any agreements by which it has pledged to keep secret from its stockowners the existence or content of any contract for the above products to the above customers, then the required reports shall not need to include the products and countries covered by such agreements, but the required reports shall need to note that such secrecy-against-stockowners agreements exist and list the products which they cover."

SUPPORTING STATEMENT

Government monitoring and control of internet content is a threat to freedom of speech for all other worldwide users. The damage is not just in those countries whose governments are using sophisticated technologies to impose such monitoring and control, but to all people in all countries.
Based on published reports, it is my conclusion that one of the countries which has used technology effectively to monitor their citizens is the Peoples Republic of China. The objectives of the PRC apparently are:

* To prevent citizens of the PRC from accessing certain political and/or religious sites.
* To monitor citizens of PRC discussions of certain political and/or religious topics, especially through e-mail.
* To block or delay the transmission of information or e-mail that the government disapproves of.
* To inhibit the growth of unauthorized Internet discussion groups.

* * * End of Resolution * * *

EXHIBIT A



Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706
Phone: 408 526-4000
Fax: 408 526-4100
http://www.cisco.com

July 15, 2002

Ms. Ann Lau
2405 Grand Summit Rd.
Torrance, California 90505

Re: Proposed Shareholder Resolution

Dear Ms. Lau:

We received and have reviewed the faxed copy of the shareholder resolution which you are proposing for submission to Cisco's stockholders at this year's annual meeting. I regret that we did not locate it in the envelope which was apparently delivered on May 30. We appreciate your expression of concern on the issues you address.

At the same time, however, we believe that you may not have full or accurate information regarding Cisco's products and the manner in which they are sold. For instance, your statement that "Cisco has developed [products] specially designed for the PRC Government's objectives...." is simply not true. The Cisco firewall and related products which we sell in China are identical to those sold elsewhere in the world, and no detection or monitoring capabilities whatsoever have been included in any products sold in China which differ in any manner whatsoever from those sold generally to all customers worldwide (subject of course to US government licensing requirements which may limit the availability of some products in China and elsewhere). Last week we filed with the U.S. China Security Review Commission the attached statement, which we believe addresses the concerns expressed in your resolution and the resolution's request for a report. This document is a public document. For more information about the Security Review Commission, you might consult the Commission's website, http://www.uscc.gov/.

Because the proposed resolution includes incorrect statements, such as that cited above, and may also not meet other requirements for shareholder proposals, we feel we must oppose inclusion of the resolution in the proxy statement and presentation of the resolution at the annual meeting, and a copy of our opposition is enclosed. I am more than happy to engage in a dialogue with you, however, to discuss your concerns and provide additional information. I will try to reach you by telephone; if you wish to call me, my direct dial telephone number is (408) 527-0238.

Sincerely yours,

Mark Chandler
Vice President, Legal Services, and General Counsel

July 13, 2002

Brobeck, Phleger & Harrison LLP
One Market
Spear Street Tower
San Francisco, California 94105
DIRECT 415.442.1134
FAX 415.442.1010
rmoskovitz@brobeck.com
www.brobeck.com

Via Federal Express

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cisco Systems, Inc.
Shareholder Proposal Submitted by Ann Lau
Rule 14a-8/Securities Exchange Act of 1934

Ladies and Gentlemen:

Cisco Systems, Inc., a California corporation ("Cisco"), has received a shareholder proposal and supporting statement (a copy of which is attached as Exhibit A, the "Proposal") from Ann Lau (the "Proponent") for inclusion in the proxy materials to be distributed in connection with Cisco's 2002 Annual Meeting of Shareholders (the "Proxy Materials"). In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Cisco hereby notifies you of its intention to omit the Proposal from the Proxy Materials for the reasons set forth below. Cisco hereby respectfully requests that the Staff of the Division of Corporate Finance not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if Cisco omits the Proposal from the Proxy Materials.

In accordance with Rule 14a-8(j)(2), five additional copies of this letter and its attachments, including the Proposal, are enclosed. By copy of this letter and its attachments, Cisco is notifying the Proponent of its intention to omit the proposal from the Proxy Materials.

A. The Proposal

The Proponent proposes that Cisco "prepare a report to the stockholders every fiscal year (beginning with 2003) which describes the capabilities of Cisco hardware and software that is sold, leased, licensed, or otherwise provided to any government agency [OR STATE- OWNED COMMUNICATIONS/INFORMATION TECHNOLOGY ENTIT(IES)] in any country (a) which allows monitoring [INTERCEPTION, KEYWORD SEARCHES,] and/or recording of internet traffic, or (b) which acts as a firewall by which selected internet traffic is prevented from

reaching its addressee outside the country of origin or by which downloading of information from selected sites outside the country of origin is prevented. Such report shall identify the countries to whose government agency(ies) [OR STATE-OWNED COMMUNICATIONS/INFORMATION TECHNOLOGY ENTIT(IES)] Cisco has provided products and the capabilities of such products. The first report shall detail all of the cumulative provisions of products from 1995 to the date of the report." (Brackets, all caps and alternate language in original)

B. Statement of Reasons to Exclude the Proposal

Subject to the concurrence of the Commission, Cisco intends to omit the Proposal from the Proxy Materials. Cisco believes that the Proposal may be omitted from the proxy statement under Rule 14a-8(i) because: (1) the Proposal makes false, unsupported and misleading statements; (2) the Proposal would interfere with Cisco's ordinary business operations; (3) the Proposal is vague and indefinite and, therefore, misleading; and (4) the Proposal, when read in the light of the supporting statements, does not meet the relevance threshold described in Rule 14a-8(i)(5).

1. The Proposal Makes False, Unsupported and Misleading Statements.

A Proposal may be omitted from the proxy solicitation materials under Rule 14a-8(i)(3) if the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which specifically prohibits materially false or misleading statements in proxy solicitation materials. The Note to Rule 14a-9 states that misleading materials include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The Proponent's supporting statements about Cisco are false, misleading and vague. In particular, the Proposal states that

"Cisco has provided outstanding support to the Peoples Republic of China in attaining such objectives[1] *as evidenced by the following:*

---

[1] The supporting statement of the Proposal states the following: *"One of the countries which has used technology effectively to monitor their citizens is the Peoples Republic of China. The objectives of PRC are:*

- *To prevent citizens of the PRC from accessing certain political and/or religious information sites.*

- *Cisco has developed a router device, integrator, and firewall box specially designed for the PRC government's objectives and their telecom monopoly, China Telecom. At present, nearly every PRC firewall has Cisco routers.*

- *Cisco China has stated that they have the capability to search information packets traveling through the Internet;*

- *Cisco China has stated that they are under the direct scrutiny of State Security, the Public Security Bureau, and the People's Liberation Army (PLA). Because arrests of dissidents using the web has increased exponentially over the past several years, there is legitimate concern that Cisco may be allowing the PRC government agencies to access Cisco's search capabilities;*

- *Cisco's "firewall boxes" have effectively created a "PRC Intranet," which can shut down access to the PRC's five pipelines to the outside world and prevent their citizens from accessing outside information."*

This portion of the Proposal contains numerous false statements. Furthermore, when read with the alleged objectives of the Peoples Republic of China's ("PRC"), the statement implies that Cisco, by supply of its products, has directly supported the PRC in achieving its alleged objectives and insinuates that Cisco has actively assisted in oppressing the citizens of the PRC. As affirmed in a statement it delivered to the United States China Security Review Commission (www.uscc.gov) dated May 31 and July 2 of 2002 (copy attached as Exhibit B), Cisco has not specially designed any products whatsoever for the government of the PRC to block or filter content. The products Cisco sells in the PRC are the same products it sells worldwide. Furthermore, Cisco does not supply any encryption source code or encryption design technology to the government of the PRC or any other government that would allow them to redesign or modify the functionality of Cisco's products. Therefore, this statement is excludable under Rule 14a-9 and Rule 14a-8(i)(3) because it impugns the character, integrity and reputation of Cisco by implying complicity or improper conduct on the part of Cisco without factual foundation.

- *To monitor citizens of PRC discussions of certain political and/or religious topics, especially through e-mail.*

- *To block or delay the transmission of information, or e-mail that the government disapproves of.*

- *To inhibit the growth of unauthorized internet discussion groups."*

With respect to the first bullet point above, the first sentence is false. As stated above, the products Cisco sells to its Chinese customers are the same products sold worldwide. In fact, Cisco sells firewall and other network management products with functionality that is widely available from other vendors and that performs many important functions for customers and for the operation of the Internet. Cisco's customers (governmental and private), not Cisco, determine the specific uses for the identical capabilities of these products. Cisco has not developed any products specifically for the PRC government's alleged objectives.

With respect to the second bullet point above ("Cisco China has stated that they have the capability to search information packets travelling through the Internet"), the implication of the statement that this capability equates to some form of wrongdoing on the part of Cisco. This is both false and misleading. As stated above, Cisco does sell firewall and other network management products with functionality that is widely available from other vendors and that performs many important functions for its customers and for the operation of the Internet. These technologies address important user protection and network management functions, including, among other things, blocking viruses from infecting a network, preventing a hacker from stealing credit card numbers, protecting access to confidential medical information, and helping an Internet service provider administer billing and manage its network more efficiently for its customers. The customer, not Cisco, determines the specific uses for the products sold. Cisco's policies include strict compliance with United States export control laws which incorporate the foreign policy objectives of the United States and include express controls on export of certain products to the PRC. This inflammatory statement directly impugns the character, integrity and reputation of Cisco by implying improper conduct without any factual foundation.

With respect to the third bullet point above regarding Cisco being under the "direct scrutiny" of the government agencies of the PRC, the Proponent's statement is misleading under Rule 14a-9 as it directly impugns the character, integrity and reputation of Cisco by implying that Cisco is actively involved with the PRC in its alleged efforts to oppress the citizens of the PRC. Cisco, like all other domestic and foreign vendors of firewall and intrusion detection equipment, must have such products tested and approved for sale in the Chinese market by the PRC's Public Security Ministry. Based upon Cisco's experience, the Public Security Ministry tests for functionality and performance to establish that the product does what the vendor claims the product will do. In Cisco's experience, and as affirmed by Cisco to the United States China Security Review Commission, the Public Security Ministry's testing standard for firewalls is functionally equivalent to the U.S. government's testing standard. Furthermore, Cisco does not report to any authorities in the PRC regarding the use of Cisco's products by end users nor does it provide the agencies of the government of the PRC with access to any product features or capabilities that are not available to users of its products worldwide. The Proponent's suggestion that Cisco is actively involved in efforts to oppress citizens of the PRC makes the above statement misleading under Rule 14a-9.

With respect to the fourth bullet point above regarding Cisco's firewall products creating a "PRC Intranet", this statement is misleading and implies improper conduct by Cisco without factual support. As previously stated, Cisco does sell firewall and other network management products with functionality that is widely available from other vendors and that performs many important functions for our customers and for the operation of the Internet. These technologies address important user protection and network management functions. Specifically, they can perform such actions as blocking viruses from infecting a network, preventing a hacker from stealing credit card numbers, controlling access to confidential medical information, helping an Internet service provider administer billing and manage its network more efficiently for their customers, and allowing a public library to block young children's access to pornography web sites. While Cisco's products have a range of functions that can be implemented, Cisco's customers, not Cisco, determine the specific uses for the products. To suggest that Cisco had some control on the end use of its firewall boxes by end users in the PRC (or anywhere else, for that matter) is not only false, but indirectly implies misconduct on the part of Cisco, making the statement misleading under Rule 14a-9. Further, the suggestion that Cisco is actively involved with the PRC in creating a "PRC Intranet" that is directed at oppressing the citizens of PRC is untrue and directly impugns the character, integrity and reputation of Cisco without any factual foundation.

The Commission has stated that it would not object to the exclusion of a false or misleading proposal unless certain statements are deleted, factually supported, or recast as the Proponent's opinion. See e.g., General Motors Corporation (April 10, 2000). Here, the Proposal makes a number of false and misleading statements which, even if couched as opinions, are still presented as inflammatory and categorical statements of fact for which the Proponent cannot and does not provide any factual support. In Kiddie Products, Inc. (February 9, 1989), the Commission stated that it was proper to omit parts of a supporting statement when "it states as fact a matter which appear[s] to be a subjective conclusion of the proponent." Cisco believes the defects in the supporting statement to be so pervasive that Rule 14a-8(i)(3) justifies omission of the Proposal in its entirety so as to avoid misleading and confusing Cisco's shareholders. Accordingly, Cisco intends to exclude the preceding statements under Rule 14a-8(i)(3). However, if the Proposal cannot be omitted, Cisco requests that the Commission instruct the Proponent to delete the false and misleading statements from it. See General Motors Corporation (April 10, 2000) (March 29, 2001); Southwest Airlines Co. (March 13, 2001).

The false statements set forth above are preceded by the following statement:

"Government monitoring and control of internet content is a threat to freedom of speech for all other worldwide internet users. The damage is not just in those countries whose governments are using sophisticated technologies to impose such monitoring and control, but all people in all countries."

By juxtaposing these statements the Proponent falsely implies that Cisco is acting to undermine freedom of speech on the Internet. This false implication impugns the character, integrity and reputation of Cisco and indirectly alleges improper conduct by Cisco, without factual foundation. Therefore, Cisco intends to exclude the immediately preceding statement pursuant to Rule 14a-8(i)(3). At a minimum, Cisco requests that the Commission instruct the Proponent to delete the statement in its entirety. See General Motors Corporation (April 10, 2000) (March 29, 2001); Southwest Airlines Co. (March 13, 2001).

We also note that monitoring of Internet communications by governments is not exclusively limited to the allegedly nefarious purposes stated by the Proponent. In the United States monitoring of Internet communications is permitted for law enforcement, counter-terrorism and national security purposes in accordance with the United States Constitution and federal laws, such as the Communications Assistance for Law Enforcement Act of 1994 ("CALEA") and the USA Patriot Act of 2001 (the "Patriot Act"). Nonetheless, those activities fall within the ambit of the Proposal.

2. The Proposal Would Interfere With Cisco's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a registrant to omit a stockholder proposal from its proxy statement "[i]f the proposal deals with a matter relating to the company's ordinary business operations." In 1998 the Commission issued Release No. 34-40018, which further defined and clarified the two primary considerations used to determine whether a shareholder proposal is excludable under Rule 14a-8(c)(7). See also Washington Mutual Inc. (March 6, 2002). The first consideration recognizes that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Release No. 40018 (May 21, 1998). Such tasks include, but are not limited to, decisions regarding manufacturing, product development and customer relations. However, proposals focusing on "sufficiently significant social policy issues" generally are not excludable because they raise policy issues which transcend the day-to-day business matters and thereby are appropriate for a shareholder vote. See Release No. 40018 (May 21, 1998). Alternatively, the second consideration permits the exclusion of a shareholder proposal if the proposal "seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 40018 (May 21, 1998). As discussed below, the Proposal falls squarely within the parameters identified by the Commission as warranting exclusion from the Proxy Materials under Rule 14a-8(i)(7).

The Proposal potentially implicates all customer relationships that Cisco has with governments and government-related entities. If the Proponent's phrase "allows monitoring" is construed broadly, then Cisco would have to include in its report every government, government agency and state-owned communications/information technology entity to which it sells

products, since monitoring capabilities which are typically used to prevent fraud, misuse and virus transmission are features of all Cisco products that direct Internet traffic or act as firewalls. Governments and government-related entities represent a significant portion of Cisco's customer base. Furthermore, subpart (b) of the Proposal would require Cisco to solicit from its customers information about intended and actual use of its products and to report information about product acquisitions that the customers might object to being publicly disclosed. In addition, if the Proposal is construed to require disclosure of the products acquired by particular agencies of the United States or other governments or state-owned communications/information entities (which include the telephone companies of most European countries), such disclosure may violate confidentiality agreements with customers. As a result of its overly broad scope and direct impact on customer relationships, the Proposal relates to Cisco's ordinary business operations.

In determining whether a shareholder proposal addresses a significant social policy issue, the Commission has required that proposals "request action in furtherance of a significant social policy issue," and not simply seek financial, technical or other information from Cisco. Washington Mutual Inc. (March 6, 2002). Moreover, the Commission has excluded shareholder proposals that seek to require a company to prepare and issue a special report pertaining to its otherwise ordinary business operations. Id. (excluding proposal requesting a report identifying all company costs associated with land development projects); The Mead Corporation (January 31, 2001) (excluding shareholder proposal requesting a report on the company's environmental risks); College Retirement Equities Fund (September 7, 2000) (excluding proposal where shareholder did not seek broad changes to corporate policy).

In Washington Mutual, the shareholder proposal was excluded under Rule 14a-8(i)(7) in part due to a failure to request the corporation to change or adhere to the social policies at issue. The shareholder proposal requested a report from the company detailing its plans to develop land and invest in speculative real estate ventures. The shareholder alleged that the report addressed "substantial environmental and social policy questions concerning whether speculative real estate development should occur on lands rich in ancient archaeological value [and] that have numerous and comprehensive natural resource constraints ...." The shareholder proposal in Washington Mutual did not relate to a significant social policy issue in part because the proposal did not "request action in furtherance of a significant social policy." The proposal merely sought a report concerning the impact of a portion of the registrant's business operations.

Like the shareholder proposal that was excluded under Rule 14a-8(i)(7) in Washington Mutual, the Proposal asks Cisco to issue annual reports tracking hardware and software products sold to governments and government-related entities in countries where "monitoring and intercepting Internet traffic" is permitted or in countries in which Cisco's products act as a firewall limiting users ability to retrieve and receive information on the Internet. For the reasons stated above relating to fundamental and legitimate needs to protect the integrity of communications, as well as law enforcement, national security and counter-terrorism functions,

most countries, including the United States and its closest allies, are likely to fit in this category. The Proposal does not request that Cisco take any affirmative steps to attempt to monitor or limit its customers use of its equipment in the PRC or elsewhere and therefore does not address a significant social policy issue.

The Proponent's request that Cisco issue reports regarding the product capabilities of Cisco's products sold to governments and government-related entities in certain countries does not rise to the level of significant social policy matters as contemplated by the Commission. See Release 34-12999 (utility's construction of nuclear power plants constituted a significant policy issue). In any case, Cisco publishes product specifications which describe its products' capabilities and these are already available to the Proponent, and Cisco is a making available to the Proponent the report of Cisco to the US-China Security Review Commission. In Citigroup Inc. (February 9, 2001), a shareholder proposal sought a report describing Citigroup's relationships with any entity that conducts business in, invests in or facilitates investment in Myanmar (formerly Burma) and whether Citigroup was complying with the laws and regulations of the United States in connection with these activities. At the time of the proposal, federal laws and regulations prohibiting United States citizens and corporations from investing or facilitating investments in Myanmar had been in place since 1997. In Citigroup, the Commissioner did not concur that the shareholder proposal was excludable under Rule 14a-8(i)(7). Here, however, Cisco has not violated (nor is alleged to have violated) United States law.

Accordingly, Cisco believes the Proposal intrudes into ordinary business operations of Cisco and does not seek to advance a significant social policy. For the reasons set forth above, Cisco proposes to exclude the Proposal under Rule 14a-8(i)(7).

3. <u>The Proposal is Vague and Indefinite and, Therefore, Misleading.</u>

The Commission has consistently allowed a company to exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague, indefinite and, therefore, potentially misleading. A proposal is sufficiently vague, indefinite and potentially misleading to justify exclusion where "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what measures or actions the proposal requires." See Bristol-Myers Squibb Co. (February 1, 1999) (the Commission concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) because the proposal's vagueness, in requesting that shareholders refer certain plans to the board, precluded the shareholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation); Philadelphia Electric Co. (July 30, 1992) (the Commission concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) where a proposal's references to the Bible and Roman law rendered the proposal so vague that neither shareholders voting on the proposal nor the company in implementing the proposal

would be able to determine with any certainty the exact actions or measures required by the proposal).

The Proposal is vague and indefinite and, therefore, misleading because shareholders will not know what they are being asked to consider. Moreover, because of these ambiguities, Cisco is not able to determine what actions it would be required to take in order to implement this Proposal. Ambiguities in the Proposal include:

- Do the qualifiers "which allows monitoring..." and "which acts as a 'firewall'..." refer to the countries or governments or state-owned communications/information technology entities using Cisco's products or the products themselves?

- If the Proposal concerns countries or governments or state-owned communications/information technology entities that monitor and record Internet traffic or act as firewalls:

  - What must Cisco do to determine whether or not a country "allows monitoring" or "acts as a 'firewall'"?

  - What constitutes "allows monitoring...of internet traffic"? For example, should Cisco exclude countries such as the United States, where laws such as CALEA and the Patriot Act permit its law enforcement and national security agencies to monitor Internet traffic to protect national security and prevent terrorism and crime, but free speech on the Internet and elsewhere is protected and promoted?

  - How can Cisco determine end user intent or the actual use of its firewall products?

  - Would Cisco be required to make inquiries on this subject with sovereign governments? If so, what effort would Cisco have to make to compel a response to its inquiries? What effect would pre-existing confidentiality obligations about commercial operations have on Cisco's reporting obligations?

- If the Proponent is referring to Cisco's products that are capable of monitoring and recording Internet traffic or acting as firewalls:

  - What would be considered monitoring? Is the bracketed language which refers to "interception" or "keyword search" technology intended to define monitoring?

  - Would Cisco be required to list all products capable of any form of monitoring, or only those products that are designed specifically for such use? For example, if

monitoring includes keyword search technology, then virtually all Cisco products would fall under this definition.

- How can Cisco determine end user intent or the actual use of its firewall products?

- What customer inquiries would Cisco be required to make to determine the use of its firewall products?

- Does the Proposal require Cisco to disclose in its report which hardware and software was acquired by particular government agencies or state-owned communications/information technology entities? If so and this information is subject to confidentiality agreements, would the Proposal require Cisco to disclose the information in violation of its confidentiality obligations?

As evidenced by the ambiguities identified above, the Proposal is so vague and indefinite that it is misleading on its face, and Cisco intends to exclude it pursuant to Rule 14a-8(i)(3).

4. The Proposal When Read in Light of the Supporting Statements Does Not Meet the Relevance Threshold Described in Rule 14a-8(i)(5).

Rule 14a-8(i)(5) permits Cisco to exclude from the Proxy Materials a proposal that relates to operations accounting for less than 5% of Cisco's total assets, gross sales and net earnings and that is not otherwise significantly related to Cisco's business. See Bristol-Myers Squibb Company (January 27, 1995). Cisco's sales in the PRC accounted for only 4.01% of Cisco's total sales for the 2001 fiscal year. See Exhibit B attached hereto. While the Proposal itself is more broadly worded, the supporting statement is entirely devoted to the PRC. If, in fact, the Proponent intends to resolve the ambiguities highlighted above by having Cisco address only the PRC or if, in light of the supporting statement, the Proposal is construed as addressing significant social policy issues in the PRC, then the Proposal may be excluded under Rule 14a-8(i)(5) because it does not meet the 5% threshold.

C. Conclusion

On the basis of the foregoing, Cisco respectfully requests the concurrence of the Commission that the Proposal may be excluded from Cisco's proxy materials relating to its 2002 Annual Meeting. Based on Cisco's timetable for the 2002 Annual Meeting, a response from the Commission by August 2, 2002 would be of assistance.

To the extent that any of the reasons for omission stated in this letter are based on matters of law, this letter shall serve as the supporting opinion of counsel pursuant to Rule 14a-

8(j)(2)(iii). We note, however, that we are members of the Bar of the State of California. We therefore express no opinion as to any matter relating to the laws of any jurisdiction other than the laws of the State of California.

If you have any questions or require any additional information with respect to Cisco's request, please call me at (415) 442-1134 or Scott Karchmer at (415) 442-1901 at your convenience. Should you disagree with Cisco's conclusions regarding the Proposal, we would appreciate the opportunity of a conference prior to a formal response.

We thank you in advance for your prompt attention to this request.

Very truly yours,

BROBECK, PHLEGER & HARRISON LLP



Ronald B. Moskovitz

cc: Mark Chandler, Esq.
Cisco Systems, Inc.
Scott Lester, Esq.
Cisco Systems, Inc.
Scott Karchmer, Esq.
Brobeck, Phleger & Harrison LLP
Ann Lau (Proponent)

EXHIBIT B

Statement to the United States China Security Review Commission

Statement of Cisco Systems, Inc.
May 31, 2002

Cisco Systems sells products globally to approximately 115 countries, and has more than 430 sales and support offices in 60 countries. We employ over 500 persons in China and have been selling into this market for a number of years.

As one of the world's leaders in Internet networking technology, we have played an important role in the growth of the Internet globally, including in China. Products that we sell globally are also sold in China in compliance with U.S. laws and regulations as well as those of China.

Cisco does sell firewall and other network management products with functionality that is widely available from other vendors and that performs many important functions for our customers and for the operation of the Internet. These technologies address important security and network management functions. Specifically, they can perform such actions as: block viruses from infecting a network; prevent a hacker from stealing credit card numbers; protect access to confidential medical information; help an Internet service provider administer billing and manage their network more efficiently for their customers; allow a public library to block young children's access to pornography websites; and many others. While there are a range of functions that can be implemented, our customers, not Cisco Systems, determine the specific uses for the identical capabilities of these products.

Supplemental Statement of Cisco Systems, Inc.
July 2, 2002

Cisco Systems has not specially designed any products for the Chinese Government, or for any regional market, to block or filter content. The products that Cisco Systems sells in China are the same products that we sell worldwide.

Furthermore, Cisco Systems does not supply any encryption source code or encryption design technology to the Chinese Government or any other government that would allow them to redesign or modify the functionality of our products.

With respect to whether Cisco Systems "reports to" China's public security apparatus, Cisco Systems, like all other domestic and foreign vendors of firewall and intrusion detection equipment, must have firewall and intrusion detection equipment tested and approved for sale in the Chinese market by China's Ministry of Public Security. In our experience, the Ministry of Public Security tests for functionality and performance to establish that the product does what the vendor claims the product will do. And in Cisco System's experience, the Public Security Ministry's testing standard for firewalls is functionally equivalent to the U.S. Government's testing standard.

As China reorganizes its testing and certification bodies, we anticipate that the China Information Technology Security Certification Center will play an increasing role. We understand, based on their literature and still limited experience with them, that this entity tests for functionality, performance and quality to certify that products do what the vendor claims they can do in the area of security. It is also responsible for exchange and cooperation with security certification organizations of other countries.

Finally, Cisco Systems does not report to any authorities in China regarding the use of Cisco Systems products by end-users.

Brobeck

ATTORNEYS AT LAW

RECEIVED

2002 SEP -4 PM 2:59

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

August 31, 2002

Brobeck, Phleger & Harrison LLP
One Market
Spear Street Tower
San Francisco, California 94105
DIRECT 415.442.1134
FAX 415.442.1010
rmoskovitz@brobeck.com
www.brobeck.com

Via Federal Express

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cisco Systems, Inc.
Shareholder Proposal Submitted by Ann Lau
Rule 14a-8/Securities Exchange Act of 1934

Ladies and Gentlemen:

On July 13, 2002, we filed with the Securities and Exchange Commission on behalf of Cisco Systems, Inc., a California corporation ("Cisco"), a notice pursuant to Rule 14a-8(j) of Cisco's intention to exclude from its proxy materials to be distributed in connection with Cisco's 2002 Annual Meeting of Shareholders (the "Proxy Materials") a shareholder proposal and supporting statement (the "First Proposal") which Cisco had received from Ann Lau (the "Proponent"). On August 8, 2002, the Proponent submitted a letter which we interpreted as a request for additional time to respond to our July 13 letter. No objection was made to Proponent's August 8 request. On August 22, 2002, the Proponent filed a substantive response to our July 13 letter, which included an amended proposal and supporting statement described further below (the "Second Proposal") that Proponent requested be included in the Proxy Materials in place of the First Proposal.

Cisco has reviewed Proponent's August 22 letter, including the Second Proposal, and has concluded that the First Proposal and the Second Proposal should be omitted from the Proxy Materials for the reasons set forth herein. Accordingly, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Cisco hereby notifies you of its intention to omit the Second Proposal from the Proxy Materials and, on behalf of Cisco, we hereby respectfully request that the Staff of the Division of Corporate Finance not recommend any enforcement action to the Securities and Exchange Commission if Cisco omits the First Proposal and the Second Proposal from the Proxy Materials.

In accordance with Rule 14a-8(j)(2), six additional copies of this letter and its Exhibit A, the Second Proposal, are enclosed. By copy of this letter, Cisco is notifying the Proponent of its intention to omit the Second Proposal from the Proxy Materials.

I. THE SECOND PROPOSAL

A copy of the Second Proposal is attached hereto as Exhibit A (because of some differences between Proponent's description of the Second Proposal and the actual text, Exhibit A is an image of the resolution and supporting statement attached to Proponent's August 22 letter). The core request of the Second Proposal remains the same, that is the submission to shareholders of a resolution by which the shareholders recommend that the board of directors

> "...prepare a report to the stockowners every fiscal year (beginning with 2003) which describes the capabilities of Cisco hardware and software that is sold, leased, licensed, or otherwise provided to any government agency or state-owned communications/information technology entity(ies) in any country (a) which could allow monitoring, interception and/or recording of internet traffic, or (b) which could act as a firewall by which selected internet traffic is prevented from reaching its addressee outside the country of origin or by which downloading of information from selected sites outside the country of origin is prevented. Such report shall identify the countries to whose government agency(ies) or state-owned communications/information technology entity(ies) Cisco has provided products and the capabilities of such products." (Emphasis added.)

As to this portion of the Second Proposal the Proponent removed some formatting ambiguities as to what was intended and then expanded the reach of the report to include hardware and software that "could" have the capabilities defined in (a) and (b) above. As we explained in our July 13 letter and reiterate below, under this interpretation of the resolution, which the Proponent has now adopted, the report would cover a wide range of the products sold by Cisco, since Cisco's products form parts of computer networks, and firewall software is almost universally used at this point to protect against unwanted intrusion. The capabilities of Cisco's products are generally described in product specifications which are publicly available. The first report is to detail the cumulative sale of products from 1995 to the date of the report.

The Second Proposal then adds the following new language, which at first reading seems to contradict the last sentence above quoted:

> "The required reports shall not need to identify exactly which government agency or state owned entity with each country (sic), but rather give a collective total by country. ... If Cisco has entered into any agreements by which it has pledged to keep secret from its stockowners the existence or content of any contract for the above products to the above

customers, then the required reports shall not need to include the products and countries covered by such agreements, but the required reports shall need to note that such secrecy-against-stockowners agreements exist and list the products which they cover."

Read together with the preceding text, and in an attempt to harmonize the various parts of the Proponent's request, it appears that the requested report would have to list almost every country in which Cisco products are sold (since almost all Cisco products have the described capabilities) to any government, government agency or state owned communications/information technology entity. Oddly, the report need not include the name of any country where the relevant entity has requested a "secrecy-against-stockowners" agreement. The capabilities of all products would have to be described and those products subject to "secrecy-against-stockowners" agreements identified. For the record, most if not all of the countries in the world that are not subject to embargo or restriction imposed by the government of the United States would be on the list, and the products listed would be a catalog of most Cisco products.

The Proponent's supporting statement has been substantially shortened. The false and improper direct allegations that Cisco customized its products for the government of the People's Republic of China have been removed, which is appropriate since they were untrue. Remaining is a generalized statement that government monitoring and control of Internet content is a threat to freedom of speech, an implication that it is Cisco's "technology" that provides the offending monitoring capability, and a repetition of the previously alleged activities of the People's Republic of China, which is apparently the driving motivation of the Proponent, but now qualified by "Based on published reports," "it is my conclusion" and "apparently."

II. RESPONSE TO PROPONENT'S PROCEDURAL COMMENTS TO CISCO'S JULY 13 LETTER.

A. Cisco has not violated Rule 14-8(f)(1).

Proponent asserts that Cisco may not exclude her proposal(s) from its Proxy Materials because Cisco did not respond to her First Proposal within 14 days detailing "in writing the procedural or eligibility deficiencies, as well as of the time frame for [Proponent's] response" pursuant to the requirements of Rule 14a-8(f)(1). In support of her argument, the Proponent selectively quotes part of Rule 14a-8(f)(1).

Proponent simply misreads Rule 14a-8(f). As stated in the question portion of Rule 14a-8(f), this subsection only relates to the eligibility and procedural requirements of Rule 14a-8 as described in questions 1 through 4 (subsections (a), (b), (c) and (d)) of the Rule. Cisco is not asserting any deficiency with respect to the First Proposal covered by questions 1through 4, and so Rule 14a-8(f) does not apply. We note as well that we are not asserting any such deficiencies with respect to the Second Proposal and therefore do not believe Rule 14a-8(f) is applicable to the instant response as well.

There is no requirement in Rule 14a-8 that a shareholder submitting a proposal be notified within 14 days if a company intends to exclude the proposal pursuant to other provisions of Rule 14a-8, such as Rule 14a-8(i). The only notice required to be given in those instances is that a copy of the request submitted to the Commission be sent to the shareholder pursuant to Rule 14a-8(j). Cisco has complied with this requirement. Therefore, Cisco has not waived its right to object to Proponent's shareholder proposal(s) on substantive grounds.

B. Reasons for Exclusion of Second Proposal.

Cisco believes that the Second Proposal may be omitted from the Proxy Materials under Rule 14a-8 because: (1) the Second Proposal constitutes a new proposal and therefore it is a prohibited second submission under Rule 14a-8(c) and it has not been submitted timely to Cisco under Rule 14a-8(e); (2) the Second Proposal interferes with Cisco's ordinary business operations; and (3) the Second Proposal is vague and indefinite and, therefore, misleading.

(1) The Second Proposal Constitutes a New Proposal And Therefore is a Prohibited Second Submission under Rule 14a-8(c) and Has Not Been Timely Submitted Pursuant to Rule 14a-8(e).

Pursuant to Rule 14a-8(e)(2), shareholder proposals for inclusion in this year's Proxy Materials must have been received not later than May 31, 2002. If and to the extent the Second Proposal constitutes a fundamentally new and different proposal, it was received by Cisco on August 26, 2002. Given the extensive changes in the Second Proposal, Cisco asserts that it constitutes a new proposal which is excludable under Rule 14a-8(c) (which limits each proponent to submitting only one proposal for a particular shareholders meeting) and was not timely submitted under Rule 14a-8(e). To the extent that notice of our decision to exclude the Second Proposal on procedural grounds is required under Rule 14a-8(f), this letter shall constitute such notice.

In Staff Legal Bulletin No. 14 (July 13, 2001) the Staff noted that an amended proposal could be excluded as a new proposal "if it is actually a different proposal from the original" and also noted that the Staff has traditionally allowed amendments "that are minor in nature and do not alter the substance of the proposal." The Second Proposal expands and changes the information to be included in the report as well as Cisco's required effort in personnel resource and funding as described below in Section B.(2)(b), and requires additional information regarding "secrecy-against-stockowners agreements." Fundamentally, the First Proposal was about abusive use of the Internet by governments that do not permit the freedoms which we enjoy in the United States. The People's Republic of China was identified by

Proponent as such a government, and Cisco was alleged to be complicit in its actions. The Second Proposal is about the capabilities of Cisco products, which are conceded by Cisco, and sales of those products to any government or agency, including sales in the United States, Canada and the European Union. Further, in obtaining the information required by the Second Proposal, Cisco would be required to take completely different and unrelated actions to achieve compliance with the revisions. See Bowl America Incorporated (Sept. 19, 2000) (allowing exclusion of revised proposal that was materially different from shareholder's original proposal because revised proposal was received after the deadline for submitting proposals); Sears, Roebuck and Co. (Feb. 7, 2000) (same); The Boeing Co. (Feb. 16, 1999) (same). Therefore, we believe that Proponent has submitted a new proposal.

Even if the Commission does not agree with Cisco's analysis that this Second Proposal constitutes a new proposal, we believe the proposal is thoroughly pervaded by lack of detail and directive, and by vague and broad statements. Even if Proponent sufficiently cured the problems of the Second Proposal, a revised proposal would be so fundamentally different from the First Proposal and the Second Proposal as to constitute a new proposal. As the Staff recently stated in Staff Legal Bulletin No. 14 (July 13, 2001) at Question E. 1., "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." That is the case with the First Proposal and the Second Proposal.

(2) <u>The Second Proposal Interferes with Cisco's Ordinary Business Operations</u>.

The Proponent continues to assert that the Second Proposal falls outside the scope of ordinary business operations and is therefore not excludable under Rule 14a-8(i)(7). Cisco respectfully disagrees for the following reasons:

(a) *The Second Proposal continues to infringe on management's ability to make day-to-day decisions regarding Cisco's business operations.*

At the outset, we note that there are substantial inconsistencies between Proponent's description of the Second Proposal and the actual language of the Second Proposal. Proponent's August 22 letter says that she "has modified the proposal to allow Cisco to withhold identification of its business clients when those clients have requested confidentiality in their contracts." The Second Proposal itself says that the "required reports shall not need to identify exactly which government agency or state-owned entity with each country (sic), but rather give a collective total by country." Similarly, Proponent's letter says that she has "modified the proposal to recommend that the Board direct management to forego business dealings with particular clients when reliable sources indicate those clients do employ or would employ Cisco technology to suppress the freedoms of speech and association." The Second Proposal itself contains no such language. Nor does the letter or the Second Proposal provide any guidance as to what would constitute "reliable sources" as to how Cisco technology is employed. To avoid any possibility of mistake on these subjects, Exhibit A attached hereto is an image of the proposed resolution and supporting statement as included with Proponent's August 22 letter.

We also note that the Second Proposal has actually broadened the scope of the information requested. As described in our July 13 letter, the First Proposal potentially implicated all customer relationships that Cisco has with all governments and government-related entities. The potential is now made actual by the Second Proposal, which requires the report to cover ***all*** hardware and software sold to any government agencies and state-owned communication or information technology entities which ***could*** allow monitoring, interception, keyword searches, and/or recording of Internet traffic, or which ***could*** act as a "firewall." As we noted in our July 13 letter in discussing this possible interpretation of the First Proposal, and as explained above, these capabilities are inherent in a wide range of the products that Cisco sells to anyone. Literally read, the requirement of the Second Proposal would be for a report that listed most of the countries of the world and described the capabilities of almost all Cisco hardware and software. Furthermore, we know of no way to ascertain what constitutes a "technology entity" of a government, for purposes of attempting to comply with the Second Proposal.

The fundamental arguments made on behalf of Cisco in our July 13 letter, which clearly outline how the First Proposal infringes upon management's ability to make day-to-day decisions regarding manufacturing, product development and customer relations, apply also to the Second Proposal, which infringes just as clearly on management's ability to make such decisions.

As we outlined in our July 13 letter, Rule 14a-8(i)(7) permits a registrant to omit a stockholder proposal from its proxy statement "[i]f the proposal deals with a matter relating to the company's ordinary business operations." In 1998 the Commission issued Release No. 34-40018, which further defined and clarified the two primary considerations used to determine whether a shareholder proposal is excludable under Rule 14a-8(i)(7). See also Washington Mutual Inc. (March 6, 2002). The first consideration recognizes that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Release No. 40018 (May 21, 1998). Such tasks include, but are not limited to, decisions regarding manufacturing, product development and customer relations. (An exception for "significant social policy issues" has been recognized, and that topic is discussed below.) Alternatively, the second consideration permits the exclusion of a shareholder proposal if the proposal "seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 40018 (May 21, 1998). As discussed below, Cisco believes the Second Proposal continues to fall squarely within the parameters identified by the Commission as warranting exclusion from the Proxy Materials under Rule 14a-8(i)(7).

As noted above, the Second Proposal implicates most of Cisco's products and therefor all customer relationships that Cisco has with governments and government-related entities. In addition, outside the United States, Cisco sells its products almost exclusively by resellers, with direct sales to some telecommunications service providers but rarely if ever directly to governmental agencies or entities, with the exception of government-owned service providers such as telephone companies. Cisco's visibility into the names of and products purchased by particular end-users is inconsistent. At its most benign interpretation, the Second Proposal would require Cisco to set up inquiry procedures with its distributors and resellers to determine those countries in which sales are made to government agencies and state-owned communication or information technology entities and which products are so sold. What actions are to be taken with the information to be gathered and where Cisco should go to gather the information that Proponent suggests Cisco should use to make judgments about its customers and end-users are not clear. It is clear that the gathering of this information will have an impact on customer relations. As a result of its overly broad scope and its direct impact on customer relationships, the Second Proposal relates to Cisco's ordinary business operations.

(b) *The Second Proposal does not contain any requested action in furtherance of a significant social policy and therefore does not fall within the significant social policy exception of ordinary business operations.*

An exception to the general principle of Rule 14a-8(i)(7) permitting omission of proposals relating to ordinary business operations has been recognized for proposals focusing on "sufficiently significant social policy issues" generally are not excludable because they raise policy issues that transcend the day-to-day business matters and thereby are appropriate for a shareholder vote. See Release No. 40018 (May 21, 1998).

At the outset, Cisco wishes us to make clear that Cisco is a leading proponent of the vast potential of the Internet to advance and propel the dissemination of information among people all over the world, including the People's Republic of China, and Cisco strongly supports the freedom of expression and association that can be gained through use of the Internet. Proponent's proposals does not advance that cause. The Second Proposal does not directly or even indirectly connect any significant social policy issue to the subject report required by the Second Proposal. Rather, it would result in an undifferentiated list covering almost all countries and all products. Cisco fails to see how preparing an annual report outlining the information required by the Second Proposal would help resolve any social policy problems in the People's Republic of China, or elsewhere, with respect to freedom of expression and association as Proponent suggests in her August 22 letter. While Cisco is sympathetic to Proponent's concerns, Cisco's expenditure of substantial company resources, in both funds and manpower, to produce the requested report would produce no actual result with respect to freedom of expression and association or even any meaningful information. The Commission has consistently barred from inclusion in proxy materials proposals which do not request "action in furtherance of a significant social policy" and which seek to require a company to prepare and issue a special report pertaining to its otherwise ordinary business operations. See Washington Mutual Inc. (March 6, 2002).

We also wish to reiterate another point made in our July 13 letter. The capabilities which Proponent is addressing meet fundamental and legitimate needs to protect the integrity of Internet communications networks against theft, sabotage, viruses, unlawful intrusion and other unlawful activities. For example, Cisco products used by its customers, whether a private business, a telecommunications service provider or the Securities and Exchange Commission, have these capabilities, as do the products of its competitors. Proponent argues that the use of these capabilities by governments for monitoring is a threat to freedom of speech for all world-wide users. However, such capabilities are legitimately used by governments for the foregoing purposes and are also used by the United States and other countries for law enforcement and national security purposes and to protect their citizens against the threat of terrorism. Of course, in the United States and other countries whose systems are based upon the rule of law, the exercise of these powers is subject to constitutional and legal protections and respect for individual rights. The report required by the Second Proposal would address none of these significant social policy issues.

In short, the Second Proposal does not present a solution to the social policy problems alleged by the proponent to exist in the People's Republic of China, or anywhere else, and therefore remains within the parameters of management's day-to-day discretion in Cisco's operations. The Second Proposal merely represents a platform for the expression of Proponent's views about the People's Republic of China, as Proponent's supporting statement makes clear.

(c) *The Second Proposal's modifications do not address what Cisco should do with the information in the report.*

The Proponent asserts in the Proponent's Response Letter of August 22, 2002, that Proponent has "modified the [P]roposal to recommend that the Board direct management to forego business dealings with particular clients when reliable sources indicate those clients do employ or would employ Cisco technology to suppress the freedoms of speech and association." (Page 3 of Proponent's Response Letter of August 22, 2002.) In fact, the Second Proposal contains no such recommendation. Even if it did, Cisco, as it outlined earlier in this section, believes that the broad nature of the request would not render its Board able to discern whether its customers were employing Cisco technology "to suppress the freedoms of speech and association." The fact that Cisco may or may not forego business dealings with any particular customer would not necessarily preclude the People's Republic of China or any other government from monitoring, intercepting and recording Internet traffic. Nor, given the indirect sales model used by Cisco products, is it clear how this could be implemented without amending or breaching the contracts with its legally-authorized distributors. Further, any attempt to disable the capabilities of which Proponent complains would undermine network security features that are vital to Internet commerce and are ubiquitously provided by all suppliers of network equipment worldwide, and could result in violation by Cisco's customers of the laws of the United States, and perhaps of other countries as well, which require service providers to assist with legally-sanctioned law enforcement activities. The information which would be required by the report requested does not in any way address freedom of speech and association.

Accordingly, for all of the reasons stated above, Cisco believes the Second Proposal intrudes into ordinary business operations of Cisco and does not seek to advance a significant social policy. For the reasons set forth above, Cisco proposes to exclude the Second Proposal under Rule 14a-8(i)(7).

(3) The Original Proposal is Vague and Indefinite and, Therefore, Misleading and This Problem Has Not Been Cured in the Second Proposal.

The Second Proposal is vague and indefinite and therefore misleading. In the July 13 letter, Cisco has outlined several questions, which, at a minimum, would need to be clarified in order to ascertain what information would be required to be disclosed in the report requested. The Proponent's Response Letter dated August 22, 2002, merely states that the Second Proposal "specifically lists the criteria by which clients' actual or intended use of Cisco's products is to be judged." (Proponent's Response Letter of August 22, 2002, page 4.) In fact, there are no additional or clarifying criteria in the Second Proposal for the specific information which is to be contained in the report. As described above in Section II.B.(2)(a), the Second Proposal is inconsistent with this assertion in Proponent's letter.

In fact, the Second Proposal restates the requirement of the First Proposal that the report "shall identify the countries to whose government agency(ies) or statement-owned communications/information technology entity(ies) Cisco has provided products and the capabilities of such products." This statement underscores a major problem outlined above in Section II.B.(2) of this letter: it does not even seek to include specific information for the country which is the heart of the Second Proposal's supporting statement, the People's Republic of China. If the Proponent's social policy issue is the freedom of expression and association in the People's Republic of China, it is unclear why Cisco is being asked to prepare a report identifying all of the governments of countries from Andora to Zimbabwe that buy Cisco products. Consequently, the Second Proposal remains vague and indefinite with respect to the information which is to be provided in the report, and how the requested report solves the problem which Proponent seeks to address. As a consequence, shareholders will be misled by the supporting statement into thinking this proposal is about freedom in the People's Republic of China.

We also note that the Second Proposal does not clarify what "capabilities" must be included in the report. For example, is it intended that Cisco reveal specifications of its products beyond those that it customarily makes generally available? Accordingly, the precise disclosure upon which shareholders are being asked to vote is uncertain.

In addition, we note that the supporting statement for the Second Proposal continues to include the following statement immediately prior to a list of Proponent's complaints about the People's Republic of China:

> "Government monitoring and control of internet content is a threat to freedom of speech for all other worldwide internet users. The damage is not just in those countries whose governments are using sophisticated technologies to impose such monitoring and control, but all people in all countries."

By juxtaposing these statements in the supporting statement, the Proponent continues to falsely implies that Cisco is acting to undermine freedom of speech on the Internet, albeit not as directly as in the First Proposal. This false implication impugns the character, integrity and reputation of Cisco and indirectly alleges improper conduct by Cisco, without factual foundation. Therefore, Cisco intends to exclude the immediately preceding statement pursuant to Rule 14a-8(i)(3). At a minimum, Cisco requests that the Commission instruct the Proponent to delete the statement in its entirety. See General Motors Corporation (April 10, 2000) (March 29, 2001); Southwest Airlines Co. (March 13, 2001).

Finally, we repeat what we said in our July 13 letter because we think important to an understanding of why this statement is both false and misleading: the monitoring of Internet communications by governments is not exclusively limited to the allegedly nefarious purposes stated above by the Proponent. In the United States, monitoring of Internet communications is permitted for law enforcement, counter-terrorism and national security purposes in accordance with the United States Constitution and federal laws, such as the Communications Assistance for Law Enforcement Act of 1994 ("CALEA") and the USA Patriot Act of 2001 (the "Patriot Act"). Nonetheless, those activities fall within the ambit of the Second Proposal and its supporting statement. The Second Proposal makes no distinction between the activities of governments that are intended to protect and enhance liberties that we all enjoy, liberties which are enriched by the Internet, and Proponent's litany of the infringements of liberties, which can and do occur wholly independent of the Internet. And that is the heart of Proponent's problem: her complaint is about a deprivation of freedom, of which Internet restrictions are just one more (and very recent) manifestation.

III. CONCLUSION

On the basis of the foregoing, Cisco respectfully requests the concurrence of the Commission that the First Proposal and the Second Proposal may be excluded from Cisco's Proxy Materials relating to its 2002 Annual Meeting. Based on Cisco's timetable for the 2002 Annual Meeting, a response from the Commission by September 6, 2002, would be of assistance. Because of the large print run necessary to commence mailing of the Proxy Materials on October 4, 2002, Cisco hopes to finalize the text during the week of September 9.

To the extent that any of the reasons for omission stated in this letter are based on matters of law, this letter shall serve as the supporting opinion of counsel pursuant to Rule 14a-8(j)(2)(iii). We note, however, that we are members of the Bar of the State of California. We therefore express no opinion as to any matter relating to the laws of any jurisdiction other than the laws of the State of California.

If you have any questions or require any additional information with respect to Cisco's request, please call me at (415) 442-1134 or Scott Karchmer at (415) 442-1901 at your convenience. Should you disagree with Cisco's conclusions regarding the Second Proposal, we would appreciate the opportunity of a conference prior to a formal response.

We thank you in advance for your prompt attention to this request.

Very truly yours,

BROBECK, PHLEGER & HARRISON LLP



Ronald B. Moskovitz

cc: Mark Chandler, Esq.
Cisco Systems, Inc.
Scott Lester, Esq.
Cisco Systems, Inc.
Scott Karchmer, Esq.
Brobeck, Phleger & Harrison LLP
Ann Lau (Proponent)

SFRLIB1\RBM\6200732.03

EXHIBIT A

* * *

ANN LAU SECOND PROPOSAL

RESOLUTION ON GOVERNMENT CONTROLS ON INTERNET WORLDWIDE

Be it resolved by the stockowners of Cisco to recommend that the board prepare a report to the stockowners every fiscal year (beginning in 2003) which describes the capabilities of Cisco hardware and software that is sold, leased, licensed, or otherwise provided to any government agency or state-owned communications/information technology entity(ies) in any country (a) which could allow monitoring, interception, keyword searches, and/or recording of internet traffic, or (b) which could act as a "firewall" by which selected internet traffic is prevented from reaching its addressee outside the country of origin or by which downloading of information from selected sites outside the country of origin is prevented. Such report shall identify the countries to whose government agency(ies) or state-owned communcations/information technology entity(ies) Cisco has provided products and the capabilities of such products. The required reports shall not need to identify exactly which government agency or state-owned entity with each country, but rather give a collective total by country. The first report shall detail all of the cumulative provisions of products from 1995 to the date of the report. If Cisco has entered into any agreements by which it has pledged to keep secret from its stockowners the existence or content of any contract for the above products to the above customers, then the required reports shall not need to include the products and countries covered by such agreements, but the required reports shall need to note that such secrecy-against-stockowners agreements exist and list the products which they cover."

SUPPORTING STATEMENT

Government monitoring and control of internet content is a threat to freedom of speech for all other worldwide users. The damage is not just in those countries whose governments are using sophisticated technologies to impose such monitoring and control, but to all people in all countries.

Based on published reports, it is my conclusion that one of the countries which has used technology effectively to monitor their citizens is the Peoples Republic of China. The objectives of the PRC apparently are:

* To prevent citizens of the PRC from accessing certain political and/or religious sites.
* To monitor citizens of PRC discussions of certain political and/or religious topics, especially through e-mail.
* To block or delay the transmission of information or e-mail that the government disapproves of.
* To inhibit the growth of unauthorized Internet discussion groups.

* * * End of Resolution * * *

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

September 19, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cisco Systems, Inc.
Incoming letter dated July 13, 2002

The proposals request that Cisco report to shareholders on the capabilities of its hardware and software products that allow monitoring and/or recording of Internet traffic, and that act as firewalls that prevent internet traffic from reaching intended addressees or downloads from reaching selected sites outside of the country.

We are unable to concur in your view that Cisco may exclude the original proposal in its entirety under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- Recast the discussion that begins "Government monitoring . . ." and ends ". . . people in all countries" as the proponent's opinion; and

- Delete the discussion that begins "Cisco has provided . . ." and ends ". . . accessing outside information."

Accordingly, unless the proponent provides Cisco with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Cisco omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Cisco may exclude the original proposal under rule 14a-8(i)(5). Accordingly, we do not believe that Cisco may omit the original proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that Cisco may exclude the original proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Cisco may omit the original proposal from its proxy materials in reliance on rule 14a-8(i)(7).

There appears to be some basis for your view that Cisco may exclude the revised proposal under rule 14a-8(e)(2) because Cisco received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Cisco omits the revised proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Cisco relies.

Sincerely,



Keir Devon Gumbs
Special Counsel